AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 2000
REGISTRATION NO. 333-94861

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Integrated Information Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	7379 (Primary Standard Industrial Classification Code Number)	86-0624332 (I.R.S. Employer Identification No.)

1560 W. Fountainhead Parkway

Tempe, Arizona 85282
(480) 317-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James G. Garvey, Jr.

President, Chief Executive Officer, and Chairman
of the Board of Directors
Integrated Information Systems, Inc.
1560 W. Fountainhead Parkway
Tempe, Arizona 85282
(480) 317-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS

SENT TO THE AGENT FOR SERVICE, SHOULD BE SENT TO:

Steven D. Pidgeon J. Michael Christopher M. Lawrence Brown Snell & Wilmer L.L.P. One Arizona Center Phoenix, Arizona 85004 (602) 382-6000	Carmelo M. Gordian Michael C. Todd Mary Ann James David B. Jones Brobeck, Phleger & Harrison LLP 301 Congress Avenue, Suite 1200 Austin, Texas 78701 (512) 477-5495

     Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis under Rule 415 under the Securities Act, check the following box:  [   ]

    If this Form is filed to register additional securities for an offering under Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  [   ]  _______________

    If this Form is a post-effective amendment filed under Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  [   ]  _______________

    If this Form is a post-effective amendment filed under Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  [   ]  _______________

    If delivery of the prospectus is expected to be made under Rule 434, check the following box:  [   ]

CALCULATION OF REGISTRATION FEE

Title of Shares	Proposed Maximum	Amount of
to be Registered	Aggregate Offering Price	Registration Fee

Common stock, par value $.001	$68,770,000(1)(2)	$18,156(3)

(1)	Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Includes shares of common stock subject to an option granted to the underwriters solely to cover over-allotments, if any.

(3)	Previously paid on January 18, 2000.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 14, 2000

[INTEGRATED INFORMATION SYSTEMS LOGO]

4,600,000 Shares

Common Stock

        Integrated Information Systems, Inc. is offering 4,600,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol “IISX.” We anticipate that the initial public offering price will be between $12.00 and $14.00 per share.

Investing in our common stock involves risks.

See “Risk Factors” beginning on page 5.

	Per Share	Total

Public Offering Price	$	$

Underwriting Discounts and Commissions	$	$

Proceeds to Integrated Information Systems	$	$

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters may purchase up to an additional 690,000 shares of common stock from a selling stockholder and us to cover over-allotments.

Robertson Stephens

U.S. Bancorp Piper Jaffray

Robert W. Baird & Co.

Legg Mason Wood Walker

Incorporated

The date of this prospectus is           , 2000

INSIDE FRONT COVER

      Planetary illustration with “INFORMATION IS THE ONE TRUE GLOBAL CURRENCY. SPEND IT WISELY.” superimposed thereon. Surrounding the illustration is a line of repeating text which reads “INNOVATIONS FOR THE NEW E-CONOMY.” Company’s logo is located in the bottom right hand corner of the illustration.

GATEFOLD

First Page of Gatefold:

      Graphic of an arc area covering approximately  1/3 of the left side of the page. In the top half of the arc is the heading “IIS POSITIONING.” The text below this heading reads “IIS is a full-service provider of integrated Internet solutions focused exclusively on the digital transformation of business.” In the bottom half of the page is the heading “IIS PROMISE.” The text below this heading reads “We are committed to helping businesses understand the full potential of the Internet. By developing innovative e-business solutions with a focus on speed-to-market, we enable them to realize this potential.”

      Graphic of three dimensional pyramid in the middle of the remainder of page. Above triangle is written “IIS APPROACH, We offer a unique integrated full-service approach that goes beyond the traditional Internet service model.”

Second Page of Gatefold:

      The page includes five bullets. The first bullet, “STRATEGY CONSULTING,” is followed by the text “Comprehensive e-business transformation planning.”

      The second bullet is titled “CUSTOMER EXPERIENCE DESIGN” and is followed by the text “Information architecture and front-end creative design.”

      The third bullet is titled “APPLICATION DEVELOPMENT AND INTEGRATION” and is followed by the text “Engineering and implementation of e-business systems.”

      The fourth bullet is titled “NETWORK INFRASTRUCTURE SERVICES” and is followed by the text “Network and Security evaluation, architecture, and implementation.”

      The fifth bullet is titled “APPLICATION MANAGEMENT SERVICES” and is followed by the text “Hosting and ongoing applications support.”

Inside Back Cover

      Graphic of an arc area covering approximately 1/3 of the right side of the page. At the top of this graphic is a paragraph titled “THE REACH OF OUR INDUSTRY EXPERTISE IS AS WIDE AS THE WEB ITSELF” which reads as follows:

“From retail to financial services to health care, we’re helping businesses realize the full potential of the Internet.”

      At the bottom of this graphic is the Company’s logo.

      The left  2/3 of the page contains screen shots of two Web sites. At the top of the page is a series of tiled screen shots from Checker Auto Parts’ Web site. To the right of this is the following text:

“CSK is one of the largest retailers of automotive parts and accessories in the western United States.

      In the middle of the page is a series of tiled screen shots from the Alloutdoors.com Web site. To the left of this is the following text:

“Alloutdoors.com is an on-line community and retail site for hunting, fishing, camping, and general outdoor enthusiasts.”

INSIDE FRONT COVER
GATEFOLD
Inside Back Cover
FORWARD-LOOKING STATEMENTS; MARKET DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS AND RELATIONSHIPS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

      You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      Until             , 2000 (25 days after the date of this prospectus), all dealers that buy, sell, or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      We have filed for trademark registration of “Integrated Information Systems,” “Dimensions,” “Innovations for the new economy,” “nextdimension,” and other trademarks. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

SUMMARY

      You should read the following summary together with the more detailed information appearing elsewhere in this prospectus, including in our consolidated financial statements and related notes.

Integrated Information Systems, Inc.

Our Business

      We are a full-service provider of integrated Internet solutions focused exclusively on the digital transformation of businesses. By partnering closely with our clients and leveraging their existing assets and technology base, we are able to deliver customized solutions that fulfill each client’s unique needs. Our service offerings go beyond the traditional service model of strategy consulting, creative design, and Internet application development to include the critical elements of network infrastructure and application management and hosting services. Utilizing our proprietary service delivery methodology, we provide our clients with a framework in which innovative Internet solutions can be conceptualized, enhanced, and implemented with the speed-to-market necessary to succeed in the rapidly evolving Internet environment. We maintain relationships with a number of leading technology companies, including Cisco Systems, IBM, Microsoft, Oracle, Sun Microsystems, and Vignette, to facilitate our service delivery to clients. Through these relationships, we obtain training and certification in their products, integrate their products into our client solutions, and provide cross-referrals of new business opportunities.

Our Market

      The rapidly emerging use of the Internet has significantly altered the business environment of a broad array of companies in numerous industries and is increasingly driving these businesses to employ Internet solutions in order to compete. To effectively execute their transitions to a digital environment, companies are increasingly turning to Internet professional service organizations for assistance. This has created significant opportunity for a fully integrated Internet service provider possessing comprehensive strategy consulting, customer experience design, application development and integration, network infrastructure, and application management and hosting services. According to International Data Corporation, the demand for Internet services is predicted to grow from $7.8 billion in 1998 to $78.5 billion in 2003, representing a compound annual growth rate of approximately 59%.

Our Solution

      We believe that we are one of the few Internet professional services firms offering the full range of services necessary to rapidly transform businesses to a digital environment. The fundamental elements of our solution include:

•	Integrated Full-Service Approach. We provide the broad range of services necessary to meet our clients’ complex e-business needs. The key capabilities underlying our integrated, full-service approach are:

Key Capability	Description

Strategy Consulting	Comprehensive e-business transformation planning
Customer Experience Design	Information architecture and front-end creative design
Application Development and Integration	Engineering and implementation of e-business systems
Network Infrastructure Services	Network and security evaluation, architecture, and implementation
Application Management Services	Hosting and ongoing applications support

•	Advanced e-Business Expertise. We provide our clients with the most current e-business technologies through our unique internal knowledge sharing process that we call our Centers of Excellence. Through these Centers of Excellence, our senior technology specialists identify, assess, and deploy new technologies throughout our organization. Our Centers of Excellence program ensures the timely integration of new technologies into our service delivery capabilities, enabling our consultants to transfer these technologies across multiple client engagements.

•	Industry-Specific Expertise. We seek to deliver superior solutions for our clients by combining our leading edge Internet technology expertise with an in-depth business knowledge of the industries in which our clients compete. By understanding our clients’ businesses, our consultants effectively act as a liaison between the client and our technology implementation team, reducing the time and personnel commitment otherwise required by a client to convey and translate their unique business concerns.

•	Rapid Implementation Solutions. Using our proprietary service delivery methodology, which we call Dimensions, we are able to rapidly provide comprehensive solutions that incorporate our knowledge of the most current leading edge technologies and leverage our extensive expertise in specific vertical markets. Our Dimensions methodology is a framework involving six distinct steps through which we conceive, explore, design, create, support, and evolve our clients’ transition to a web-based environment. This framework facilitates the delivery of clearly conceptualized, enhanced, and implemented solutions with the speed-to-market demanded in today’s rapidly changing e-business environment.

Our Strategy

      Our objective is to become an integral component of our clients’ business success by providing high quality digital solutions. By providing the technologically advanced, customer-specific, and rapidly implemented services demanded in today’s dynamic e-business environment, we seek to build upon our position as a comprehensive provider of Internet professional services. Key elements of our business strategy include:

•	create and expand long-term client relationships;

•	continue to provide leading edge technology expertise;

•	expand geographic presence;

•	strengthen and create key alliances;

•	attract and retain professionals by maintaining our innovative culture; and

•	promote and expand brand recognition.

Our Clients

      Our current clients include many leading and emerging companies in the financial services, health care, local government, manufacturing, and retail industries. Over the past year, we have performed services for clients such as American Express (which accounted for 35% of our 1999 revenues), CSK Auto, CommercialWare, DentalTown.com, EMC, Employee Solutions, Frederick’s of Hollywood, goracing.com, Intel, PCS Health Systems, and visitalk.com.

Our Offices

      Our executive offices are located at 1560 West Fountainhead Parkway, Tempe, Arizona 85282, and our telephone number is (480) 317-8000. Within the past year, we have commenced operations in Atlanta, Boston, Denver, Las Vegas, and Los Angeles and opened a solutions development center in Bangalore, India. Our Web site can be located at www.iisweb.com. Information contained on our Web site should not be considered a part of this prospectus.

The Offering

Common stock offered by Integrated Information Systems	4,600,000 shares

Common stock to be outstanding after this offering	20,051,545 shares

Use of proceeds	For general corporate and working capital purposes, including to fund improvements to our facilities, geographic expansion, increases in our marketing initiatives, hiring of additional personnel and potential acquisitions. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	IISX

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option; and

•	the automatic conversion of all outstanding shares of our Series A, B, and C preferred stock into an aggregate of 4,538,170 shares of common stock.

Except as otherwise indicated, the total number of shares to be outstanding after this offering excludes:

•	2,503,593 shares of common stock issuable upon the exercise of stock options outstanding at February 21, 2000 at a weighted average exercise price of $2.16 per share;

•	1,991,082 shares of common stock reserved for future grants under our stock option plan;

•	400,000 shares of common stock reserved for future issuances under our employee stock purchase plan; and

•	117,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $2.00 per share.

Summary Consolidated Financial Data

(in thousands, except per share data)

      The summary financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Prior to August 24, 1998, we elected to be taxed as an S corporation under the Internal Revenue Code and were not subject to income taxes. Pro forma net earnings (loss) reflects the income taxes that would have been recorded had we been taxed at an effective tax rate of 40%. The earnings (loss) per share and pro forma net earnings (loss) per common share reflect the conversion of our Series A preferred stock as of April 1999 and our Series B preferred stock as of November 1999, when the shares were issued, and the accrual of dividends on the preferred stock. The pro forma balance sheet data gives effect to our issuance of 2,119,625 shares of Series C preferred stock on January 14, 2000 for net cash proceeds of $19,411,000. The pro forma as adjusted balance sheet data gives effect to the automatic conversion of all of the outstanding shares of our preferred stock into 4,538,170 shares of common stock upon consummation of this offering and our sale of 4,600,000 shares to be sold in this offering assuming an initial public offering price of $13.00 per share, less the underwriters’ discounts and commission and estimated expenses of the offering.

	Years Ended December 31,

	1995	1996	1997	1998	1999

	(unaudited)

Statement of Operations Data:

Revenues	$1,918	$2,456	$5,385	$7,616	$21,205

Gross profit	689	1,113	2,039	3,360	9,858

Income (loss) from operations	(119)	239	195	(983)	(1,170)

Interest expense, net	(21)	(40)	(144)	(212)	(237)

Provision for income taxes	—	—	—	18	(18)

Net earnings (loss)	(140)	199	51	(1,213)	(1,389)

Cumulative dividend on preferred stock	—	—	—	—	(246)

Net earnings (loss) attributable to common stockholders	(140)	199	51	(1,213)	(1,635)

Pro forma income tax expense (benefit)	(56)	80	32	—	—

Pro forma net earnings (loss)	$(84)	$119	$19	$(1,213)	$(1,635)

Basic and diluted earnings (loss) per common share	$(.01)	$.02	$.01	$(.12)	$(.15)

Basic and diluted pro forma net earnings (loss) per common share (unaudited)	$(.01)	$.01	$—	$(.12)	$(.13)

Weighted average common shares outstanding

Basic	10,000	10,000	10,000	10,273	10,828

Diluted	10,000	10,000	10,145	10,273	10,828

Pro forma weighted average common shares outstanding

Basic	10,000	10,000	10,000	10,273	12,135

Diluted	10,000	10,000	10,145	10,273	12,135

	December 31, 1999

			Pro Forma
	Actual	Pro Forma	As Adjusted

Balance Sheet Data:

Cash and cash equivalents	$863	$20,274	$74,888

Working capital	662	20,073	74,687

Total assets	12,118	31,529	86,143

Long-term debt and capital lease obligations, less current installments	1,825	1,825	1,825

Convertible preferred stock	4,882	24,293	—

Total stockholders’ equity (deficiency)	$(704)	$(704)	$78,203

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks described below before you decide to buy our common stock. If any of the following risks actually occurs, our business, results of operations, or financial condition would likely suffer. In this case, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

We have experienced recent operating losses and may incur operating losses in future periods, which could cause the price of our common stock to decline.

      We had a net loss of approximately $1.2 million for the year ended December 31, 1998 and a net loss of approximately $1.4 million for the year ended December 31, 1999. We expect to incur significantly greater losses in 2000 and 2001 as we grow our business. If we do not achieve continued revenue growth, we could experience operating losses greater than already anticipated or for periods after 2001. These losses or any fluctuation in our operating results could cause the market value of our common stock to decline.

We rely on a small number of clients for most of our revenues and our revenues will decline significantly if we cannot retain or replace, or if we experience collection problems from, these clients.

      We derive, and expect to continue to derive, a significant portion of our revenues from a limited number of clients. In 1997, our two largest clients accounted for approximately 40% of our revenues. In 1998, our three largest clients accounted for approximately 42% of our revenues. One of our current clients, American Express, which first engaged us in the fourth quarter of 1998 and is responsible for a total of 20 active projects as of December 31, 1999, accounted for 35% of our revenues during 1999.

      Virtually all of our client contracts may be canceled by the client following limited notice and without economic penalty; however, the client is responsible for fees earned through the date of contract termination. The revenues derived from specific clients is likely to vary from year to year, and a major client in one year may not use our services in a subsequent year. The loss of a large client or project in any period could result in a decline in our revenues and profitability from period to period, and cause significant and sudden declines or fluctuations in the market value of our common stock. In addition, because a large portion of our receivables relate to a limited number of clients and large projects, write-offs attributable to one or a few of these clients or projects could exceed our allowance for doubtful accounts and significantly harm our operating results.

If we are unable to attract and retain professional staff, we will be unable to provide our services effectively and consequently may be unable to increase or maintain current revenue levels or achieve or maintain profitability, which would cause the price of our common stock to decline.

      We derive substantially all of our revenue from the billings of our professional services personnel on projects. If we fail to attract and retain professionals, we may not be able to successfully compete for new projects, timely finish existing projects, or generally carry out our business plan. The emergence of the Internet and the growth in e-commerce requires integrated solutions implemented by Internet and network professionals qualified in leading and emerging technologies. There is significant competition for professionals with the skills required to provide these solutions, as businesses quickly adopt and seek to implement their e-commerce strategies. Internet professional service providers who are unable to attract and retain qualified professionals will have difficulty competing in today’s marketplace. We may lose prospective qualified employees to clients or competitors. We may not attract a sufficient number of highly skilled professionals, or retain, train, and motivate the professionals that we do attract. Failure to do so could impair our ability to adequately manage and complete our existing projects or obtain new projects. In addition, declines in the trading price of our common stock could materially and adversely affect employee morale and retention and other aspects of our business.

Our results of operations may vary from quarter to quarter in future periods and, as a result, we may not meet the expectations of our investors and analysts, which could cause our stock price to fluctuate or decline.

      Our revenues and results of operations have fluctuated significantly in the past and could fluctuate significantly in the future. For example, in 1998 our pro forma quarterly net earnings ranged from a loss of $574,000 in the first quarter to earnings of $67,000 in the second quarter. In 1999, our pro forma quarterly net earnings ranged from a loss of $2.2 million in the fourth quarter to earnings of $559,000 in the second quarter. You should not rely on period-to-period comparisons of operations as an indication of future performance.

      Our results may fluctuate due to the factors described in these “Risk Factors” as well as:

•	demand for our services;

•	changes in the mix of services offered by us; and

•	increases in our operating expenses.

      A substantial portion of our operating expense is related to personnel costs, marketing programs, and overhead, which cannot be adjusted quickly and is therefore relatively fixed in the short term. Our operating expenses are based, in significant part, on our expectations of future revenues. If actual revenues are below our expectations, we may not achieve our anticipated operating results. Moreover, it is possible that in some future periods our results of operations may be below the expectations of analysts and investors. In this event, the market price of our common stock is likely to decline.

If we fail to keep pace with the rapid technological changes that characterize our industry, our competitiveness would suffer, causing us to lose projects or clients and consequently reducing our revenues and the price of our common stock.

      Our market and the enabling technologies used by our clients are characterized by rapid, frequent, and significant technological changes. If we fail to respond in a timely or cost-effective way to these technological developments, we may not be able to meet the demands of our clients, which would affect our ability to generate revenues and achieve profitability. We have derived, and expect to continue to derive, a substantial portion of our revenues from creating e-business or e-commerce systems and solutions that are based upon today’s leading and developing technologies and which are capable of adapting to future technologies. Our historical results of operations may not reflect our new service offerings and may not give you an accurate indication of our ability to adapt to these future technologies.

Our failure to meet client expectations or deliver error-free services could damage our reputation and harm our ability to compete for new business or retain our existing clients, which may limit our ability to generate revenues and achieve or maintain profitability.

      Many of our engagements involve the delivery of information technology services that are critical to our clients’ businesses. Any defects or errors in these services or failure to meet clients’ specifications or expectations could result in:

•	delayed or lost revenues due to adverse client reaction;

•	requirements to provide additional services to a client at no or a limited charge;

•	refunds of fees for failure to meet obligations;

•	negative publicity about us and our services; and

•	claims for substantial damages against us.

      In addition, we sometimes implement critical functions for high profile clients or for projects that have high visibility and widespread usage in the marketplace. If these functions experience difficulties, whether or not as a result of errors in our services, our name could be associated with these difficulties and our reputation could be damaged, which would harm our business.

We may lose money on fixed-price contracts because we may fail to accurately estimate at the beginning of projects the time and resources required to fulfill our obligations under our contracts; the additional expenditures that we must make to fulfill these contract obligations may cause our profitability to decline or prevent us from achieving profitability and could reduce the price of our common stock.

      Although we provide consulting services primarily on a time and materials compensation basis, approximately 11% of our consulting revenue was derived from fixed-price, fixed-time engagements in 1999, and approximately 43% of our revenues were derived from fixed-price, fixed-time engagements in 1998. Our failure to accurately estimate the resources required for a fixed-price, fixed-time engagement or our failure to complete our contractual obligations in a manner consistent with our projections or contractual commitments could harm our overall profitability and our business. From time to time, we have been required to commit unanticipated additional resources to complete some fixed-price, fixed-time engagements, resulting in losses on these engagements. We believe that we may experience similar situations in the future. In addition, we may negotiate a fixed price for some projects before the design specifications are finalized, resulting in a fixed price that is too low and causing a decline in our operating results.

Our lack of long-term contracts with clients and our clients’ ability to terminate contracts with little or no notice reduces the predictability of our revenues and increases the potential volatility of our stock price.

      Our clients generally retain us on an engagement-by-engagement basis, rather than under long-term contracts. In addition, our current clients can generally reduce the scope of or cancel their use of our services without penalty and with little or no notice. As a result, our revenues are difficult to predict. Because we incur costs based on our expectations of future revenues, our failure to predict our revenues accurately may cause our expenses to exceed our revenues, which could cause us to incur increased operating losses. Although we try to design and build complete e-business systems for our clients, we are sometimes retained to design and build discrete segments of the overall e-business system on an engagement-by-engagement basis. Since the projects of our large clients can involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of a project or that the client will cancel or delay additional planned projects. These cancellations or delays could result from factors related to our work product or the progress of the project, as well as general business or financial considerations of the client. If a client defers, modifies, or cancels an engagement or chooses not to retain us for additional phases of a project, we must be able to rapidly re-deploy our employees to other engagements in order to minimize underutilization of employees and the resulting harm to our operating results. Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of engagements in progress. If we are unable to efficiently re-deploy our consultants, our operating results would be harmed.

We may not be successful in retaining our current technology alliances or entering into new alliances, which could hamper our ability to deliver solutions needed by our clients and limit our ability to increase or sustain our revenues and achieve or maintain profitability.

      We have vendor alliances with over 75 companies. We have written agreements with about one-third of these companies. All of our other relationships rely on oral arrangements. Although these relationships generally entail only the supply of technologies or solutions used in our clients’ solutions, we also rely on these relationships for client referral and marketing opportunities, access to advanced technology and training as well as other benefits. These relationships are non-exclusive and the vendors are free to enter into similar or more favorable relationships with our competitors. Whether written or oral, many of the agreements underlying our technology alliance relationships are general in nature, do not legally bind the parties to transact business with each other or to provide specific client referrals, cross-marketing opportunities, or other intended benefits to each other, have indefinite terms, and may be ended at the will of either party. We may not be able to maintain our existing strategic relationships and may fail to enter into new relationships. If we are unable to maintain these relationships, the benefits that we derive from these relationships, including the receipt of important sales leads, cross-marketing opportunities, access to emerging technology training and certifications, and other benefits, may be lost. Consequently, we may not be able to offer desired solutions to clients, which would result in a loss of revenues and our inability to effectively compete for clients seeking emerging or leading technologies offered by these vendors.

If we are unable to successfully open new regional offices, we may incur increased operating expenses without corresponding increased revenues, which may limit our ability to achieve or maintain profitability and cause the price of our common stock to decline.

      A key component of our business strategy is to open regional offices in new geographic locations. We may be unable to select appropriate locations for these offices, to open them efficiently, or to manage them profitably. If we do not implement this strategy successfully, we may incur increased operating expenses without increased revenues, which would hurt our stock price.

If our efforts to develop brand awareness are not successful, we may not be able to increase our revenues sufficiently to offset the marketing costs that we will incur in these efforts.

      Because the Internet professional service provider industry is expanding rapidly, an element of our business strategy is to develop and maintain widespread awareness of our brand name in our target markets. To promote our name, we plan to increase our marketing expenses. If our marketing efforts are not successful, we may not experience increases in revenues to offset the increase in our marketing expenses, causing our operating margins to decline. In addition, if we are unable to further develop our brand awareness, we may not attain the growth in revenues that we seek.

Because we operate in a highly competitive and rapidly evolving industry, existing and new competitors could cause us to lose business opportunities or professional personnel and limit our ability to increase or sustain revenue levels.

      The business areas in which we compete are intensely competitive and subject to rapid change. Due to the rapid growth in our industry, we expect competition to continue and to intensify. Existing or future competitors could hire professionals or win new client engagements that we are competing for. If this occurs, our ability to generate increased revenues may be limited and we may not achieve profitability. Our competitors fall into several categories and include a range of entities providing both general management and information technology consulting services and Internet services or solutions focused on discreet e-business segments. Many of our competitors have longer operating histories, larger client bases, and greater brand or name recognition, as well as greater financial, technical, marketing, and public relations resources. Our competitors may be able to respond more quickly to technological developments and changes in clients’ needs. Further, as a result of the low barriers to entry, we expect to continue to face additional competition from new entrants into our markets. We do not own any technologies that preclude or inhibit competitors from entering the general business areas in which we compete. Existing or future competitors may independently develop and patent or copyright technologies that are superior or substantially similar to our technologies, which may place us at a competitive disadvantage.

We may not be able to protect our intellectual property rights and, as a result, we could lose competitive advantages which differentiate our solutions and our ability to attract and retain clients.

      Our success is dependent, in part, upon our intellectual property rights. We rely upon a combination of trade secret, confidentiality and nondisclosure agreements, and other contractual arrangements, as well as copyright and trademark laws to protect our proprietary rights. We have no patents or pending patent applications. We enter into confidentiality agreements with our employees, generally require that our consultants and clients enter into these agreements, and attempt to limit access to and distribution of our proprietary information. Nevertheless, we may be unable to deter misappropriation of our proprietary information or to detect unauthorized use and take appropriate steps to enforce our intellectual property rights or proprietary information.

      We attempt to retain significant ownership or rights to use our internally developed software applications and to build applications which we can market and adapt through further customization for other client projects. Under some of our client contracts, all of our project developments are the property of the client and we have no or limited rights to reuse or provide these developments in other client projects. To the extent that we are unable to negotiate contracts which permit us to reuse code and methodologies, or to the extent that we have conflicts with our clients regarding our ability to do so, we may be unable to provide services to some of our clients within price and timeframes acceptable to these clients.

      Although we believe that our services, trade or service names, and products do not infringe upon the intellectual property rights of others, claims could be asserted against us in the future. If asserted, we may be unable to successfully defend these claims, which could cause us to cease providing some services or products and limit any competitive advantage we derive from our trademarks or names.

      If any of these events occur, our ability to differentiate ourselves and compete effectively could be limited and we may lose revenue opportunities.

We occasionally agree not to perform services for our clients’ competitors, which may limit our ability to generate future revenues and inhibit our business strategy.

      In order to secure particularly large engagements or engagements with industry leading clients, we have agreed on limited occasions not to perform services, or not to utilize some of our intellectual property rights developed for clients, for competitors of those clients for limited periods of time ranging from one to three years. In our agreement with American Express, our largest client, we have agreed not to perform services for competitors of American Express for one year after each project completion date and not to assign consultants who have worked on American Express projects to other clients’ competitive projects for six months after completing work for American Express. These non-compete provisions reduce the number of our prospective clients and our potential sources of revenue. These agreements also may limit our ability to execute a part of our business strategy of leveraging our business expertise in discreet industry segments by attracting multiple clients competing in those industries. In addition, these agreements increase the significance of our client selection process because some of our clients compete in markets where only a limited number of companies gain meaningful market share. If we agree not to perform services or to utilize intellectual property rights for a particular client’s competitors or competitive projects, we are unlikely to receive significant future revenues in that particular market.

Our long sales cycles make our revenues difficult to predict, which could cause our revenues or profitability to be below analyst or investor expectations, causing our stock price to fluctuate and decline significantly.

      The timing of our revenues is difficult to predict because of the length and variance of the time required to complete a sale. Our sales cycle typically ranges in length from three months to six months and is sometimes longer. Prior to retaining us for a project, our clients often undertake an extensive review of their systems, needs, and budgets and may require approval at various levels within their organization. The unpredictability of our sales cycle could cause our revenues or profitability to be below the expectations of analysts or investors and our stock price to fluctuate significantly.

If businesses do not adopt and accept application hosting services, we may be unable to recover our investment in providing these services, reducing our profitability and the price of our common stock.

      Our ability to increase revenues and profitability depends in part on the adoption and acceptance of third-party application hosting services by our clients. We have only recently begun to offer third-party application hosting services. We intend to expend significant resources to increase our data center capacity to accommodate our hosting services. If we do not generate sufficient revenues from these services, our operating results and stock price could be negatively affected.

Some of our clients are emerging companies that have little or no operating history and may lack the resources to pay our fees, which could cause us to incur losses on these accounts.

      We derive a significant portion of our revenues from small emerging companies, particularly start-up e-venture companies that have limited operating histories and resources to pay our fees. In addition, we provide services to select start-up companies in exchange for equity in those clients. These companies often have little or no earnings or cash flow and their business is generally at greater risk of failing than more established, traditional businesses. As a result, these clients may be unable to pay for our services in a timely manner, or at all. This would reduce our cash flow, making it difficult to carry on our business without additional funds, and could lead to the inefficient allocation of our professional and other resources. In addition, if the investments we make in these companies decline in value, we may be required to recognize losses on our investments.

The loss of Mr. James G. Garvey, Jr., our founder, President and Chief Executive Officer, may harm our ability to obtain and retain client engagements, maintain a cohesive culture, or compete effectively.

      Our success will depend in large part upon the continued services of James G. Garvey, Jr., our President, Chief Executive Officer, and founder. We have an employment contract with Mr. Garvey. Mr. Garvey is precluded under his agreement from competing against us for one year should he leave us. The loss of services of Mr. Garvey could harm us and cause a loss of investor confidence in our business, which could cause the trading price of our stock to decline. In addition, if Mr. Garvey resigns to join a competitor or to form a competing company, the loss of Mr. Garvey and any resulting loss of existing or potential clients to any competitor could harm our business. If we lose Mr. Garvey, we may be unable to prevent the unauthorized disclosure or use by other companies of our technical knowledge, practices, or procedures. In addition, due to the substantial number of shares of our common stock owned by Mr. Garvey, the loss of Mr. Garvey’s services could cause investor or analyst concern that Mr. Garvey may sell a large portion of his shares, which could cause a rapid and substantial decline in the trading price of our common stock.

We may need additional capital which, if not available to us, may alter our business plan or limit our ability to achieve growth in revenues and which, if available and raised, would dilute your ownership interest in us.

      We may need to raise additional funds through public or private equity or debt financings in order to:

•	support additional capital expenditures;

•	take advantage of acquisition or expansion opportunities;

•	develop new services; or

•	address additional working capital needs.

      Our inability to obtain financing on terms acceptable to us, or at all, may limit our ability to increase revenues or to achieve profitability. In addition, if we are able to raise additional capital through the sale of equity securities, your investment in us would be diluted, which could cause our stock price to decline.

We may not be able to maintain adequate personnel, systems, or other resources to effectively manage our planned growth, which could impair our ability to deliver project work and cause our employee and client relations to suffer.

      Our recent growth at times has strained our managerial and operational resources by diverting management attention from client project implementation to personnel recruitment, training, and infrastructure development. We cannot assure you that we will be able to manage our planned growth effectively. To manage future growth, we must continue to improve our operating and financial systems, procedures, and controls, and to expand, train, retain, and manage our employee base. If our systems, procedures, and controls are inadequate to support our operations, we would not be able to attract new clients or employees and our planned expansion could be impaired.

Our revenues may decline and we may not achieve profitability if growth in the use of the Internet declines.

      Our business is dependent upon continued growth in the use of the Internet by our clients, prospective clients and their customers, suppliers, and other business constituents. If use of the Internet does not increase and commerce over the Internet does not become more accepted and widespread, demand for our services may decrease and, as a result, our revenues would decline and we may be unable to achieve profitability. The market for e-business solutions is relatively new and is undergoing significant and rapid development. The acceptance and growth of e-business solutions will be limited if the Internet does not prove to be a viable commercial market. Factors that may affect Internet usage or e-commerce adoption include:

•	actual or perceived lack of security of information;

•	lack of access and ease of use;

•	congestion of Internet traffic;

•	increases in access costs to the Internet;

•	excessive or new governmental regulation;

•	uncertainty regarding intellectual property ownership;

•	reluctance to adopt new business methods; and

•	costs associated with the obsolescence of existing infrastructure.

Risks Related to our Stock and this Offering

The volume of trading and price of our common stock could fluctuate significantly, adversely affecting our stock price.

      Currently there is no public market for our common stock. Many publications and market commentators indicate that the stock of technology companies focused on the Internet trade at overly inflated prices. If investor interest in these stocks declines generally, the price of our common stock could drop suddenly and significantly.

The sale of a substantial number of shares of our common stock in the public market could adversely affect their market price, negatively impacting your investment.

      If our stockholders sell substantial amounts of our common stock, including shares issuable upon the exercise of outstanding options and warrants, in the public market following this offering, the market price of our common stock could decline. Any sales of our common stock also might make it more difficult for us to sell our securities in the future at a time and price that we deem appropriate, if at all. Immediately after this offering, we will have outstanding 20,051,545 shares of common stock. Of these shares, the 4,600,000 shares being offered in this offering will be freely tradable. Some holders of shares of our common stock who held our preferred stock outstanding immediately prior to the offering and one of our warrant holders have registration rights relating to a total of 4,638,170 shares of our common stock, enabling them to require us to register their shares for sale under the Securities Act beginning 180 days after the completion of this offering. Our directors, executive officers, and most of our stockholders have signed lock-up agreements stating that they will not sell, directly or indirectly, any common stock without the prior written consent of the underwriters for a period of 180 days from the date of this prospectus. However, the underwriters may, in their sole discretion and at any time or from time to time, without notice, release all or a portion of the securities subject to the lock-up agreements.

The holdings of our controlling stockholder may limit your ability to influence the outcome of director elections and other matters subject to a stockholder vote, including a sale of our company on terms that may be attractive to you.

      At the completion of this offering, James G. Garvey, Jr., a director, executive officer, and our founder, will own approximately 50% of our outstanding common stock (48% if Mr. Garvey sells a portion of his shares upon exercise of the underwriters’ over-allotment option). Mr. Garvey’s stock ownership and management positions enable him to exert considerable influence over us, including in the election of directors and the approval of other actions submitted to our stockholders. In addition, without the consent of Mr. Garvey, we may be prevented from entering into transactions that could be viewed as beneficial to other stockholders, including a sale of Integrated Information Systems. This could prevent you from selling your stock to a potential acquiror at prices that exceed the market price of our stock.

If our management team does not effectively allocate the proceeds of this offering, we may fail to achieve our business plan and our stock price may decline.

      Our management has significant flexibility in applying the proceeds that we receive in this offering. We intend to use a portion of the proceeds from this offering to fund expansion of and improvements to our facilities, geographic expansion, increases in our marketing initiatives, hiring of additional personnel, and potential acquisitions. Because the proceeds are not required to be allocated to any specific investment or transaction, you cannot determine the value or propriety of our management’s application of the proceeds. If we do not allocate the proceeds of the offering effectively, we may fail to achieve our business plan and our stock price may decline.

Our charter documents could make it more difficult for a third party to acquire us, which could limit your ability to sell your stock to an acquiror at a premium price or could cause our stock price to decline.

      Our certificate of incorporation and by-laws may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to stockholders. Our certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of “blank check” preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire our company.

      At the completion of this offering, our by-laws will not permit any person other than at least three members of our board of directors, our President, the Chairman of the Board, or holders of at least a majority of our stock to call special meetings of the stockholders. In addition, a stockholder’s proposal for an annual meeting must be received within a specified period in order to be placed on the agenda. Because stockholders do not have the power to call meetings and are subject to timing requirements in submitting stockholder proposals for consideration at meetings, any third-party takeover or other matter that stockholders wish to vote on that is not supported by the board of directors could be subject to significant delays and difficulties.

      If a third party finds it more difficult to acquire us because of these provisions, you may not be able to sell your stock at a premium price that may have been offered by the acquiror, and the trading price of our stock may be lower than it otherwise would be if these provisions were not in effect.

FORWARD-LOOKING STATEMENTS; MARKET DATA

      Some of the assertions in this prospectus contain “forward-looking” information as that term is defined by the federal securities laws. These assertions include, among others, those found under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking assertions may be identified by use of the terms “may,” “will,” “expect,” “anticipate,” “estimate,” and similar words, although some forward-looking assertions are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking assertions due to a number of factors, some of which are beyond our control. Factors that could materially and adversely affect our results and cause them to differ from those contained in this prospectus include, but are not limited to:

•	the competitive environment in which we operate;

•	our ability to attract or retain qualified personnel and maintain good employee relations; and

•	any legal claims asserted against us.

      You should also consider carefully the statements under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and other sections of this prospectus which address additional factors that could cause our actual results to differ from those set forth in this prospectus.

      This prospectus contains market data related to the Internet professional services industry prepared by International Data Corporation, Forrester Research, and META Group, Inc. did not retain these firms to provide this information, nor have we obtained their consents to use this information. These market data projections are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition, and the market price of our common stock.

      The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the shares of common stock we are offering will be $54.6 million. If the underwriters fully exercise the over-allotment option, the net proceeds of the shares sold by us will be $58.8 million. “Net proceeds” is what we expect to receive after paying underwriting discounts and commissions and estimated offering expenses. For the purposes of estimating net proceeds, we are assuming that the public offering price will be $13.00 per share.

      We expect to use the proceeds from this offering for general corporate and working capital purposes, including approximately $15.0 million to fund capital improvements to our existing facilities, approximately $3.0 million to obtain additional office space, approximately $5.0 million to continue development of our data center for our applications hosting operations, approximately $5.0 million to increase our marketing efforts, and an undetermined amount to fund possible acquisitions of other entities. We are not currently in discussions with any other entities regarding acquisitions and have not identified any specific acquisition candidates. Pending such uses, we will invest the net proceeds in investment grade, interest-bearing securities.

      Other than to generate working capital funds for the purposes outlined above, the principal purposes of this offering are:

•	to increase our equity capital;

•	to enhance our ability to use common stock to attract, motivate, and retain professionals and other employees;

•	to increase our visibility and brand awareness in our markets;

•	to provide liquidity to existing stockholders;

•	to facilitate our access to public capital markets for future financing needs; and

•	to enhance our ability to use our capital stock as consideration for any future acquisitions.

      We will not receive any proceeds from the sale of common stock by Mr. Garvey, a selling stockholder, if the underwriters exercise their over-allotment option.

DIVIDEND POLICY

      Prior to August 24, 1998, we were a subchapter S corporation under the Internal Revenue Code. Although we made distributions to our stockholders as an S corporation, we have not paid any cash dividends since terminating our S corporation status. We do not intend to pay cash dividends. We intend to retain all available funds for use in the operation and expansion of our business. In addition, our current bank loan facility contains covenants limiting the payment of cash dividends without the bank’s consent.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 1999. Our capitalization is presented:

•	On an actual basis.

•	On a pro forma basis to reflect the issuance of our Series C preferred stock in January 2000 and the filing of an amended and restated certificate of incorporation in connection with our reincorporation in Delaware.

•	On a pro forma as adjusted basis to reflect:

•	The sale of the 4,600,000 shares offered hereby (excluding the over-allotment option) at an assumed initial public offering price of $13.00 per share, after deducting discounts and estimated offering expenses payable by us.

•	The automatic conversion of all outstanding shares of our preferred stock into 4,538,170 shares of common stock upon the closing of this offering. The following table assumes the conversion of our outstanding shares of preferred stock into shares of common stock on a one-for-one basis.

	December 31, 1999

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)

Short-term debt, including line of credit and current installments of capital lease obligations	$2,016	$2,016	$2,016

Long-term debt, including capital lease obligations, less current installments	1,825	1,825	1,825

Series A Preferred Stock, $.001 par value, 1,666,666 authorized, issued, and outstanding on an actual and pro forma basis; no shares authorized, issued, or outstanding on a pro forma as adjusted basis	2,882	2,882	—

Series B Preferred Stock, $.001 par value; 751,879 shares authorized, issued and outstanding on an actual and pro forma basis; no shares authorized, issued or outstanding on a pro forma as adjusted basis	2,000	2,000	—

Series C Preferred Stock, $.001 par value; 2,119,625 shares authorized, issued, and outstanding on a pro forma as adjusted basis; no shares authorized, issued, or outstanding on an actual and pro forma basis	—	19,411	—

Stockholders’ equity:

Common Stock, $.001 par value; 100,000,000 shares authorized, $.001 par value, 10,913,025 shares issued and outstanding on an actual and pro forma basis; 20,051,195 shares issued and outstanding on a pro forma as adjusted basis	11	11	21

Additional paid-in capital	1,298	1,298	80,195

Accumulated deficit	(2,013)	(2,013)	(2,013)

Total stockholders’ equity	(704)	(704)	78,203

Total capitalization	$8,019	$27,430	$82,044

The foregoing table does not include stock options and warrants to purchase common stock, which are more fully described in “Description of Capital Stock.”

DILUTION

      Our pro forma net tangible book value as of December 31, 1999 was $23.3 million or $1.51 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock (including preferred stock issued in January 2000). Please see “Capitalization.”

      After giving effect to the sale of 4,600,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $13.00 per share and receipt of the estimated net proceeds therefrom, our pro forma net tangible book value as of December 31, 1999 would have been $77.9 million or $3.89 per share. This represents an immediate increase in pro forma net tangible book value of $2.38 per share to existing stockholders and an immediate dilution of $9.11 per share to the new investors. If the initial public offering price is higher or lower, the dilution to new investors will be, respectively, greater or less. The following table illustrates this per share dilution.

Assumed initial public offering price per share		$13.00

Pro forma net tangible book value per share at December 31, 1999	$1.51

Pro forma increase attributable to new investors	2.38

Pro forma net tangible book value per share after this offering		$3.89

Pro forma dilution per share to new investors		$9.11

      The following table summarizes on a pro forma basis, as of December 31, 1999, the differences between the number of shares of common stock purchased from us, the aggregate consideration paid to us, and the average price per share paid by existing stockholders and new investors purchasing shares of common stock in this offering, after giving effect to the conversion of preferred stock into common stock.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	15,451,195	77.2%	$24,938,000	29.4%	$1.61

New investors	4,600,000	22.8	59,800,000	70.6	$13.00

Total	20,051,195	100.0%	$84,738,000	100.0%

      The foregoing discussion and tables assume no sale of shares of common stock, including shares held by an existing stockholder, pursuant to the underwriters’ over-allotment option. The information presented with respect to existing stockholders excludes as of December 31, 1999, 2,285,043 shares subject to outstanding options, under our 1997 Plan at a weighted average exercise price of $1.53 per share and 117,000 warrants to purchase common stock at a weighted average exercise price of $2.00 per share. To the extent all of these options and warrants had been exercised as of December 31, 1999, pro forma net tangible book value per share after this offering would be $3.70 and total dilution per share to new investors would be $9.30.

SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section is not intended to replace the consolidated financial statements. The balance sheet data as of December 31, 1998 and 1999 and statement of operations data for each of the three years ended December 31, 1999 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. Those consolidated financial statements were audited by KPMG LLP, independent auditors. The balance sheet data as of December 31, 1995, 1996 and 1997 and statement of operations data for the years ended 1995 and 1996 are derived from our historical consolidated financial statements not included in this prospectus.

      Prior to August 24, 1998, we elected to be taxed as an S corporation under the Internal Revenue Code. As an S corporation, we were not subject to income taxes. Pro forma net earnings (loss) reflect the income taxes that would have been recorded had we been subject to income taxes as a C corporation for all periods assuming an effective tax rate of 40%. Provision for income taxes and net loss for the year ended December 31, 1999 are actual as we were a C corporation for this entire period.

      All outstanding shares of preferred stock automatically convert into common stock upon completion of this offering. Due to the significance of the conversion of the preferred stock, net earnings (loss) per share using only common shares would not be meaningful. The pro forma earnings (loss) per common share reflect the conversion of Series A and Series B preferred shares as of April 1999 and November 1999, respectively, when the shares were issued.

	Years Ended December 31,

	1995	1996	1997	1998	1999

	(unaudited)

	(in thousands, except per share data)

Statements of Operations Data:

Revenues	$1,918	$2,456	$5,385	$7,616	$21,205

Cost of revenues	1,229	1,343	3,346	4,256	11,347

Gross profit	689	1,113	2,039	3,360	9,858

Operating expenses:

Selling and marketing	58	216	510	1,276	2,918

General and administrative	750	658	1,334	3,067	8,110

Total operating expenses	808	874	1,844	4,343	11,028

Income (loss) from operations	(119)	239	195	(983)	(1,170)

Interest expense, net	(21)	(40)	(144)	(212)	(237)

Provision for income taxes (benefit)	—	—	—	18	(18)

Net earnings (loss) before preferred dividends	(140)	199	51	(1,213)	(1,389)

Cumulative dividend on preferred stock	—	—	—	—	(246)

Net earnings (loss) attributable to common stockholders	$(140)	$199	$51	$(1,213)	$(1,635)

Pro forma income tax expense (benefit)	(56)	80	32	—	n/a

Pro forma net earnings (loss)	$(84)	$119	$19	$(1,213)	n/a

Basic and diluted earnings (loss) per common share	$(.01)	$.02	$.01	$(.12)	$(.15)

Basic and diluted pro forma net earnings (loss) per common share (unaudited)	$(.01)	$.01	$—	$(.12)	$(.13)

Weighted average common shares outstanding:

Basic	10,000	10,000	10,000	10,273	10,828

Diluted	10,000	10,000	10,145	10,273	10,828

Pro forma weighted average common shares outstanding:

Basic	10,000	10,000	10,000	10,273	12,135

Diluted	10,000	10,000	10,145	10,273	12,135

Balance Sheet Data:

Cash and cash equivalents	$4	$3	$90	$392	$863

Working capital (deficit)	(259)	(1)	320	16	662

Total assets	342	653	2,062	3,495	12,118

Long-term debt and capital lease obligations, less current installments	59	143	985	1,032	1,825

Convertible preferred stock	—	—	—	—	4,882

Total stockholders’ equity (deficiency)	$(121)	$78	$180	$(56)	$(704)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus.

Overview

      We began operations in 1989 to assist clients in adopting new technologies. Initially focused on the microcomputer industry, we shifted our focus to client/ server technologies in 1993, and then to Internet-related technologies beginning in 1997.

      Our revenues have increased rapidly in recent periods. To meet increasing requirements resulting from our revenue growth, and in anticipation of further growth, we have significantly expanded our infrastructure. We have hired senior executives, increased our sales and marketing efforts, established new regional offices, expanded our physical facilities, including the development of a data center which houses our application hosting services, and initiated efforts to increase our brand awareness.

      We derive our revenues primarily from the delivery of professional services. We offer our services to clients under time and materials contracts or under fixed-price contracts. For time and material projects, we recognize revenues based on the number of hours worked by consultants at a rate per hour agreed upon with our clients. We recognize revenues from fixed-price contracts on a percentage-of-completion method based on project hours worked. The percentage of our revenues from fixed fee contracts was 11% in 1999 and 43% in 1998. As we have shifted our technology focus to the Internet, we expect to provide a greater portion of our services on a time and materials basis as our customers’ Internet solutions tend to have less clearly defined scopes and objectives. We provide and recognize our application hosting services at a minimum monthly fee, and charge extra for services that exceed agreed upon parameters. In addition, we charge our application hosting clients a one time set-up fee, which we recognize when set-up is complete.

      Our cost of revenues consist primarily of employee compensation and benefits for project personnel. Sales and marketing expenses consist primarily of compensation and benefits, and the costs of marketing programs. General and administrative expenses consist primarily of compensation and benefits for our executive management and our finance, administration, information technology, recruiting, and human resources personnel. General and administrative expenses also include research and development expense, depreciation, and operating expenses such as rent, insurance, telephones, office supplies, travel, outside professional services, training, and facilities costs. We expect all of our costs to increase as we add additional personnel, expand our sales and marketing efforts, open new offices, increase our recruiting efforts, enhance our information systems, and incur additional costs related to the growth of our business and operations as a public company.

      We have historically derived and believe that we will continue to derive a significant portion of our revenues from a limited number of clients who may change from year to year. Any cancellation, deferral, or significant reduction in work performed for our principal clients could harm our business and cause our operating results to fluctuate significantly from period to period. In addition, we plan to continue to expand our operations by hiring additional consultants and other employees, and adding new offices, systems, and other infrastructure. As a result of our continued infrastructure buildup and increase in operating expenses, we anticipate incurring a net loss in the fourth quarter of 1999 that will result in a net loss for the year, as well as net losses for the years 2000 and 2001. Further, our quarterly revenue, cost of revenues, and operating results have varied in the past due to fluctuations in the utilization of project personnel and are likely to vary significantly in the future. Therefore, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and should not be relied upon as indications of future performance.

Results of Operations

      The following table sets forth selected financial data for the periods indicated expressed as a percentage of revenues:

	Years Ended December 31,

	1997	1998	1999

Revenues	100.0%	100.0%	100.0%

Cost of revenues	62.1	55.9	53.5

Gross profit	37.9	44.1	46.5

Operating expenses:

Selling and marketing	9.5	16.8	13.8

General and administrative	24.7	40.3	38.2

Total operating expenses	34.2	57.1	52.0

Income (loss) from operations	3.7	(13.0)	(5.5)

Interest expense, net	2.7	2.8	1.1

Earnings (loss) before income tax expense	1.0	(15.8)	(6.6)

Pro forma income tax expense(1)	0.6	—	—

Pro forma net earnings (loss)(1)	0.4%	(15.8)%	(6.6)%

(1)	Provision for income tax expense and net earnings for the twelve months ended December 31, 1999 are actual as we were a C corporation for this period.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Revenues. Revenues increased 178% to $21.2 million in 1999 from $7.6 million in 1998. The increase in revenues reflects increases in the average rate per hour charged for services, increases in the size and number of typical client engagements reflecting engagements involving more complex Internet applications, and a significant increase in revenues from American Express. Our 30% increase in average hourly rates accounted for approximately $2.0 million of the increase. This increase in our average hourly rates is primarily attributable to an increased demand for our services and the more complex nature of our Internet applications services. The number of new client engagements contributed approximately $3.9 million for the year. Revenues from American Express were $7.5 million in 1999, compared to $251,000 in 1998.

      Cost of Revenues. Cost of revenues increased 167% to $11.3 million in 1999 from $4.3 million in 1998. This increase was due primarily to an increase in project personnel from 89 at December 31, 1998 to 252 at December 31, 1999. As a percentage of revenues, cost of revenues decreased from 56% in 1998 to 54% in 1999, primarily due to the increases in pricing.

      Selling and Marketing Expenses. Selling and marketing expenses increased 129% to $2.9 million in 1999 from $1.3 million in 1998. An increase of approximately $870,000 was due primarily to the addition of personnel in the sales and marketing departments in 1999. Additionally, the increase was due to increased advertising and promotional expenses of approximately $745,000 in 1999. As a percentage of revenues, selling and marketing expenses decreased to 14% in 1999 from 17% in 1998. The percentage decrease is due to the significant growth in revenues in 1999, which included substantial additional business from existing clients.

      General and Administrative Expenses. General and administrative expenses increased 164% to $8.1 million in 1999 from $3.1 million in 1998. Of the increase, $1.2 million was attributable to compensation paid to administrative personnel added in 1999. The balance was related to increases in recruiting and training expenses as well as additional insurance, depreciation, and rent expense. Because of our revenue growth, as a percentage of revenues, general and administrative costs decreased to 38% in 1999 from 40% in 1998.

      Interest Expense. Interest expenses are related to borrowings under our credit facility and capital leases. Interest expense increased to $237,000 in 1999 from $212,000 in 1998.

      Pro Forma Income Tax Expense. The 1999 income tax benefit results primarily from the conversion of accrual to cash-based tax accounting while the 1998 income tax expense results primarily from nondeductible permanent differences.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      Revenues. Revenues increased 41% to $7.6 million in 1998 from $5.4 million in 1997. The increase in revenues was due primarily to increases in both the size and number of client projects.

      Cost of Revenues. Cost of revenues increased 27% to $4.3 million in 1998 from $3.3 million in 1997. The increase was due primarily to an increase in project personnel to 89 at December 31, 1998, from 56 at December 31, 1997. As a percentage of revenues, cost of revenues decreased from 62% in 1997 to 56% in 1998. The decrease reflects that a smaller portion of our revenues in 1998 were derived from product sales, which typically have a higher percentage cost of revenue than consulting revenues. Our mix of revenues in 1997 included an unusually high portion of product sales primarily due to one customer engagement.

      Selling and Marketing Expenses. Selling and marketing expenses increased 150% to $1.3 million in 1998 from $510,000 in 1997. An increase of approximately $500,000 was due primarily to the addition of sales and marketing personnel as well as increased advertising and promotional expenses of approximately $270,000 in 1998. As a percentage of revenues, selling and marketing expenses increased to 17% in 1998 from 9% in 1997.

      General and Administrative Expenses. General and administrative expenses increased 130% to $3.1 million in 1998 from $1.3 million in 1997. Of the increase, $360,000 was attributable to compensation paid to administrative personnel added in 1998. The balance was related to increases in recruiting and training expenses, as well as additional insurance, depreciation, and rent. As a percentage of revenues, general and administrative costs increased to 40% in 1998 from 25% in 1997.

      Interest Expense. Interest expense increased to $212,000 in 1998 from $144,000 in 1997. The increase was due to increased borrowings under our credit facility and increased borrowings through capital leases.

      Pro Forma Income Tax Expense. Our 1998 and 1997 income tax expense results primarily from nondeductible permanent differences, such as meals, entertainment, and life insurance premiums.

Quarterly Results of Operations

      The following table sets forth a summary of our unaudited quarterly operating results for each of the eight quarters ended December 31, 1999 and the percentage of our revenues represented by each item in the respective quarters. This data has been derived from our unaudited interim financial statements which, in our opinion, have been prepared on substantially the same basis as the audited consolidated financial statements contained elsewhere in this prospectus and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for a full year or in any future period. Provision for income tax expense and net earnings (loss) for the quarters ended December 31, 1998, and thereafter are actual as we were a C corporation for these periods.

      Cost of revenues varies significantly from quarter to quarter, reflecting primarily differences in personnel utilization. In this regard, the decrease in gross profit in the fourth quarter of 1999 primarily reflects lower utilization of project personnel. We increased our project personnel by 39 persons during the quarter, many of whom did not engage in full-time revenue producing activities until the first quarter of 2000. The increase in our operating expenses reflects continued investment in infrastructure development and sales and marketing activities directed to revenue growth.

	Quarters Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	1998	1998	1998	1998	1999	1999	1999	1999

	(in thousands)

Statement of Operations Data:

Revenues	$1,149	$1,999	$2,165	$2,303	$3,253	$5,050	$6,395	$6,507

Cost of revenues	833	897	1,136	1,391	1,648	2,250	3,349	4,100

Gross profit	316	1,102	1,029	912	1,605	2,800	3,046	2,407

Operating expenses:

Selling and marketing	241	304	358	374	359	472	586	1,501

General and administrative	603	689	928	846	908	1,414	2,345	3,443

Total operating expenses	844	993	1,286	1,220	1,267	1,886	2,931	4,944

Income (loss) from operations	(528)	109	(257)	(308)	338	914	115	(2,537)

Interest expense, net	46	42	59	64	59	49	64	65

Earnings (loss) before income tax expense (benefit)	(574)	67	(316)	(372)	279	865	51	(2,602)

Pro forma income tax expense (benefit)	—	—	—	—	99	306	18	(441)

Pro forma net earnings (loss)	$(574)	$67	$(316)	$(372)	$180	$559	$33	$(2,161)

As a Percentage of Revenues:

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues	72.4	44.9	52.5	60.4	50.7	44.6	52.4	63.0

Gross profit	27.6	55.1	47.5	39.6	49.3	55.4	47.6	37.0

Operating expenses:

Selling and marketing	21.0	15.2	16.5	16.2	11.0	9.3	9.2	23.1

General and administrative	52.5	34.5	42.9	36.7	27.9	28.0	36.7	52.9

Total operating expenses	73.5	49.7	59.4	52.9	38.9	37.3	45.9	76.0

Income (loss) from operations	(45.9)	5.4	(11.9)	(13.3)	10.4	18.1	1.7	(39.0)

Interest expense, net	4.0	2.1	2.7	2.8	1.8	1.0	1.0	1.0

Earnings (loss) before income tax expense (benefit)	(49.9)	3.3	(14.6)	(16.1)	8.6	17.1	0.7	(40.0)

Pro forma income tax expense (benefit)	—	—	—	—	3.0	6.1	0.3	(6.8)

Pro forma net earnings (loss)	(49.9)%	3.3%	(14.6)%	(16.1)%	5.6%	11.0%	0.4%	(33.2)%

Liquidity and Capital Resources

      Since inception, we have funded our operations and investments in property and equipment through cash generated from operations, capital lease financing arrangements, bank borrowings, and equity financings. At December 31, 1999, we had approximately $863,000 in cash and cash equivalents and $662,000 in working capital. In January 2000, we raised $20.2 million, before expenses, through a private placement of Series C preferred stock to institutional and other accredited investors.

      Net cash used in operating activities for the years ended December 31, 1999, 1998, and 1997 was $2.3 million, $1.3 million, and $247,000, respectively. Cash used in operating activities in each of these periods was the result of increases in accounts receivable and unbilled revenues on contracts, partially offset by increases in accounts payable and accrued expenses related to our growth. In 1999 and 1998, cash used in operating activities was also the result of net losses, adjusted for non-cash items primarily related to depreciation and amortization.

      Net cash used in investing activities for the years ended December 31, 1999, 1998, and 1997 was $2.3 million, $64,000, and $236,000, respectively. Cash used in investing activities in each period consisted primarily of purchases of furniture and equipment to support growth in our infrastructure. We are in the process of expanding our data center in which we provide application hosting and are expanding geographically. We anticipate capital expenditures of $9.5 million in 2000 to accommodate our planned growth.

      Net cash provided financing activities for the years ended December 31, 1999, 1998, and 1997 was $5.1 million, $1.6 million, and $570,000, respectively. In 1999, cash provided by financing activities was from the sale of our common stock, sale of our preferred stock, and borrowings under our credit facility. In 1998, cash provided by financing activities was from the sale of our common stock and borrowings under our credit facility. In 1997, the cash provided by financing activities was almost entirely from borrowings under our credit facility.

      Non-cash investing and financing activities for the years ended December 31, 1999, 1998, and 1997 consisted of new capital lease obligations for property and equipment of $1.9 million, $464,000, and $452,000, respectively.

      As of December 31, 1999, we had a $2.0 million line of credit, a $2.1 million multiple advance term loan, and a master lease agreement to finance up to $1.7 million of computer equipment, all with Imperial Bank. These facilities are secured by substantially all of our assets. The line of credit and the term loan bear interest at a rate of prime plus 1% (9.5% at December 31, 1999). The master lease agreement has an implied interest rate of approximately 10.5%. As of December 31, 1999, there was approximately $1.0 million outstanding under the line of credit, $885,000 under the term loan, and $1.4 million pursuant to the master lease agreement. The line of credit and term loan require compliance with certain financial and other covenants. The line of credit is subject to renewal on April 30, 2000, the term loan matures on June 30, 2004, and the master lease agreement expires on various dates through June 2002. We used the proceeds from the private placement of our Series C preferred stock to pay down the outstanding balance on the line of credit and the term loan.

      We believe that the net proceeds from this offering, combined with current cash balances and amounts available under our credit facilities, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. We may need additional financing to fund our cash requirements beyond 12 months. In this regard, we expect to continue to invest aggressively in our business in an effort to grow revenues. Such additional financing, if needed, may not be available on terms acceptable to us, if at all.

Market Risk

      To date, we have not utilized derivative financial instruments or derivative commodity instruments. We do not expect to employ these or other strategies to hedge market risk in 2000. We invest our cash in money market funds, which are subject to minimal credit and market risk. We believe that the market risks associated with these financial instruments are immaterial.

      All of our revenues are realized currently in U.S. dollars and are from customers primarily in the United States. Therefore, we do not believe that we currently have any significant direct foreign currency exchange rate risk.

Year 2000

      Many currently installed computer systems and software products were coded to accept only two-digit year entries in the date code field. Consequently, subsequent to December 31, 1999, many of these systems became subject to failure or malfunction. Although we are not aware of any material Year 2000 issues at this time, Year 2000 problems may occur or be made known to us in the future. Year 2000 issues may possibly affect software solutions developed by us or third-party software incorporated into our solutions. We generally do not guarantee that the software licensed from third parties by our clients is Year 2000 compliant, but we sometimes do warrant that the solutions developed by us are Year 2000 compliant.

BUSINESS

Overview

      We are a full-service provider of integrated Internet solutions focused exclusively on the digital transformation of businesses. By partnering closely with our clients and leveraging the client’s existing assets and technology base, we are able to deliver customized solutions that fulfill each client’s unique needs. Our service offerings go beyond the traditional service model of strategy consulting, creative design, and application development to include the critical elements of network infrastructure and application management and hosting services. Utilizing our proprietary service delivery methodology, Dimensions, we provide our clients with a framework in which innovative Internet solutions can be conceptualized, enhanced, and implemented with the speed-to-market necessary to succeed in the rapidly evolving Internet environment.

      We enhance our service and technology capabilities through our relationships with a number of leading technology providers, including Cisco Systems, IBM, Microsoft, Oracle, Sun Microsystems, and Vignette. We focus on developing relationships with key technology companies that add value to our portfolio of service offerings and provide services or benefits complementary to our solutions. We believe these relationships provide us with many benefits, including cross-marketing and sales opportunities, advanced professional training, and certifications in emerging technologies.

      Our primary offices are based in the Phoenix metropolitan area. During the past year we commenced operations in Atlanta, Boston, Denver, Las Vegas, and Los Angeles, and opened a solution development center in Bangalore, India. Our clients include many leading and emerging companies in the financial services, healthcare, manufacturing, and retail industries. Over the past year, we have performed services for clients such as American Express, CSK Auto, CommercialWare, DentalTown.com, EMC, Employee Solutions, Frederick’s of Hollywood, goracing.com, Intel, PCS Health Systems, and visitalk.com.

Industry Background

      The broad acceptance of the Internet among businesses and consumers has fundamentally changed the management and communication of information and the way that companies transact business. The rapidly emerging use of the Internet encompasses both business-to-consumer and business-to-business communications and transactions. Forrester Research projects that the market for business-to-business e-commerce will grow from $43 billion in 1998 to $1.3 trillion in 2003. The emergence of the Internet is redefining the core economics of business and is forcing companies to change the way in which they interact with customers, suppliers, and distribution partners.

      The ability to capitalize on this opportunity requires effective Internet-based solutions. These solutions involve not only implementing and managing the latest technologies, but also encompass business strategy and organizational transformation. Effective solutions include e-commerce capabilities, network services, customer relationship and supply chain management applications, and business intelligence systems, as well as the hosting and performance management of the applications. The growth in network-dependent activities requires complex network solutions that integrate a variety of systems and technologies from multiple vendors.

      Many companies are finding it increasingly difficult to address their rapidly expanding informational and transactional requirements primarily because of the shortage of experienced Internet and network professionals needed to design, integrate, implement, manage, and monitor complex solutions. In a recent study by META Group, Inc., an independent research firm, over 80% of the participating companies indicated that their “e” initiatives were currently constrained or delayed by infrastructure issues. Consequently, many businesses are choosing to focus on their core competencies and outsource their technology needs to third-party professional services providers. This trend toward outsourcing has driven rapid growth of the Internet services market. According to International Data Corporation, this market will grow from $7.8 billion in 1998 to $78.5 billion in 2003, representing a compound annual growth rate of 59%. The shortage of network services professionals is also driving rapid growth in the market for application management services and hosting. According to

Forrester Research, the market for application hosting services is expected to reach $11 billion in 2003. However, many application hosting providers lack the requisite expertise to implement and manage increasingly sophisticated Internet applications.

      In response to market demand for Internet professional services, numerous providers have entered the market, including traditional information technology service firms, systems integrators, and strategic consulting firms. The ability to deliver a comprehensive solution which includes network services and application management services and hosting provides the basis to develop long-term client relationships by increasing speed-to-market and reducing clients’ needs for engaging multiple service providers. Newly formed Internet professional service firms typically lack the industry-specific knowledge and experience to address the integration needs of complex network infrastructure and legacy systems. This has created a significant opportunity for a fully integrated Internet services provider which can offer Web-centric strategy consulting, customer experience design, application development and integration, network infrastructure services, and application management and hosting services.

Our Solution

      We believe that we are one of the few Internet professional services firms offering the full range of services necessary to rapidly transform businesses to a digital environment. The fundamental elements of our solution include:

  Integrated Full-Service Approach

      We provide the broad range of service offerings necessary to meet our clients’ complex e-business needs. Our service capabilities go beyond the traditional service model of strategy consulting, creative design, and application development to include the critical elements of network infrastructure, and application management and hosting services. By partnering closely with our clients, we are able to deliver customized solutions that fulfill our clients’ unique needs. The key capabilities underlying our integrated, full-service approach are:

Key Capability	Description

Strategy Consulting	Comprehensive e-business transformation planning

Customer Experience Design	Information architecture and front-end creative design

Application Development and Integration	Engineering and implementation of e-business systems

Network Infrastructure Services	Network and security evaluation, architecture, and implementation

Application Management Services	Hosting and ongoing applications support

  Advanced e-Business Expertise

      We continue to provide our clients with the most current e-business technologies through a unique, internal knowledge sharing process. Through our Centers of Excellence program, senior technology specialists identify, assess, and deploy new technologies throughout our organization. Our Centers of Excellence program ensures the timely integration of new technologies into our service delivery capabilities, enabling our consultants to transfer these technologies across multiple client engagements. In addition to this internal knowledge sharing, our relationships with leading technology providers facilitate the ongoing development of our technology expertise through early exposure to new solutions, additional training, and support opportunities.

  Industry-Specific Expertise

      We seek to deliver superior solutions for our clients by combining our leading edge Internet technology expertise with an in-depth business knowledge of the industries in which our clients compete. Our project teams include senior business consultants who have significant industry-specific expertise. By understanding our clients’ businesses, our business consultants effectively act as a liaison between the client and our technology implementation team, reducing the time and personnel commitment otherwise required by a client to convey and translate their unique business concerns. We have developed expertise in several industries, including financial services, healthcare, manufacturing, local government, and retail. Our commitment to combining our vertical market expertise with leading edge technology capabilities provides our clients with complete Internet solutions.

  Rapid Implementation Solutions

      Our proprietary service methodology, Dimensions, enables us to rapidly provide comprehensive solutions that incorporate our knowledge of the most current leading edge technologies and leverage our extensive expertise in specific vertical markets. This framework facilitates the delivery of clearly conceptualized, enhanced, and implemented solutions with the speed-to-market demanded in today’s rapidly changing e-business environment. To further expedite the efficient deployment of technology, we conduct the majority of our project work at our solution centers. By working from central locations, our consultants remain engaged in our innovative culture while having access to a broad range of specialists.

Our Strategy

      Our objective is to become an integral component of our clients’ business success by providing high quality digital solutions. By providing the technologically advanced, client-specific, and rapidly implemented services demanded in today’s dynamic e-business environment, we seek to build upon our position as a comprehensive provider of Internet professional services. Key elements of our business strategy include:

  Create and Expand Long-Term Client Relationships

      We intend to grow our business by pursuing opportunities with our existing clients and by attracting new client engagements. To expand our business and foster close relationships with existing clients, we attempt to identify new services required by our clients, actively cross-sell our services, and provide critical long-term services for clients such as our application management and hosting services. To generate business from new clients, we are continuing to build our national sales and marketing capabilities, expanding our consultant base, opening regional offices in selected locations, expanding our technology provider relationships, and extending our vertical market expertise. By providing additional services to our existing client base and aggressively pursuing new client relationships, we intend to capitalize on the rapidly growing demand for Internet professional services.

  Continue to Provide Leading Edge Technology Expertise

      Given the rapid development of new technologies, Internet professional services organizations must maintain a constant focus on emerging trends. We have a successful history of identifying new technology waves, developing expertise, and rapidly deploying the new technologies through our professional services teams. We intend to continue to provide leading edge technology expertise through the further development and higher utilization of our Centers of Excellence program. We currently have over a dozen Centers of Excellence teams focused on emerging needs such as wireless solutions, multimedia development, appliance interfaces, e-business intelligence applications, advanced systems security, electronic bill payment and presentment, and on-line customer service solutions.

  Expand Geographic Presence

      While we already engage and service clients on a national level, we believe that significant revenue growth opportunities exist through our expansion into additional geographic regions. Over the last year we commenced operations in Atlanta, Boston, Denver, Las Vegas, and Los Angeles and established a solutions development center in India. This expansion will allow us to improve our service delivery, develop closer relationships with our existing clients, capitalize on new client opportunities in high growth markets, and provide us with greater access to professional talent. New locations will conduct client sales, service, and business development and eventually evolve into distinct, full-service delivery locations as client critical mass is achieved.

  Strengthen and Create Key Alliances

      The development and management of key alliances is an integral part of our marketing strategy and the evolution of our high-technology solutions. We currently derive a significant portion of our new client engagements from referrals from technology providers such as Cisco Systems, CommercialWare, IBM, Microsoft, Oracle, Sun Microsystems, and Vignette. Through these relationships, we incorporate the technologies and products of these companies and our specialized training in their technologies into our client solutions. We are expanding our relationships with these and other companies to create increased visibility and sales opportunities. We focus on developing relationships with partners who add value to our portfolio of service offerings and provide services complementary to our solutions. We have organized a dedicated group to formulate a joint business plan with each partner outlining marketing efforts, education and training programs, and lead sharing processes as well as establishing partners for key strategic initiatives such as e-business intelligence, supply chain, and knowledge management.

  Attract and Retain Professionals by Maintaining Our Innovative Culture

      Attracting, developing, and retaining outstanding professional talent is essential to our continued growth. We will therefore devote significant resources toward nurturing our culture and fostering innovation, creativity, professional growth, and long-term professional retention. We have developed a unique professional development model, the Excellence Dimension, which embodies elements of recruiting talent and ongoing development and mentoring of our employees. As our professionals advance within the Excellence Dimension they are offered various career paths ranging from design and engineering roles to sales positions. Our entrepreneurial culture has enabled us to attract highly qualified professionals and to maintain retention rates exceeding industry norms. Over 40% of our professionals hold post-graduate degrees in business administration, computer science, engineering, information management and other disciplines.

  Promote and Expand Brand Recognition

      We intend to build awareness of our brand by augmenting the reputation that we have built from successfully implementing Internet business solutions for our clients. We plan to expand our national marketing and advertising efforts, particularly in the regions we have targeted for expansion. Our goal is to create national recognition of Integrated Information Systems as the leading provider of fully integrated Internet professional services designed to transform businesses to the digital environment. We believe that our success in expanding awareness of our brand will also enhance our visibility with technology partners and further improve our professional recruitment efforts.

Our Methodology

      We utilize our Dimensions methodology, our nextdimension workshops, and a centralized development approach to deliver our services and maintain our emerging technology expertise. We believe that our service delivery model facilitates the effective and rapid implementation of a full range of complex Internet solutions. In order to continue delivering leading-edge professional services and to sustain long-term growth, we believe that we must focus on the ongoing refinement of our methodologies and workshops and on the maintenance of our centralized development approach.

  Dimensions Methodology

      Our dynamic Dimensions delivery methodology focuses primarily on achieving our clients’ desired business results. This methodology is designed to provide a flexible yet consistent framework for efficiently and successfully delivering our services to meet our clients’ objectives in transitioning to a Web-based environment. The six distinct stages of our Dimensions methodology are: Conceive, Explore, Design, Create, Support, and Evolve, and are illustrated below:

[METHODOLOGY GRAPH]

  nextdimension Workshops

      Our proprietary nextdimension workshops, Innovations and FastTrack, are designed to provide clients a unique, innovative framework to fully conceptualize and design their web futures. The Innovations workshop leads clients through an interactive session that assists them in developing their strategy as they transition to a Web-based business model and establishes a framework for the development process. This workshop utilizes a series of creativity tools that help the client innovate beyond the digital solutions that currently prevail in their industry. We offer our FastTrack workshop to clients that have extremely sensitive speed-to-market schedules. Using a sequence of unique tools and exercises, FastTrack takes the client through the entire initial design stage within one week, versus an average of eight weeks.

  Centralized Development Approach

      To further enhance the rapid and efficient deployment of technology expertise throughout our organization, we conduct our project work primarily at our solution centers, unlike many competitors who place their consultants at the client’s site for the duration of the project. By working from a central location, our consultants remain engaged in our innovative culture while having access to a range of specialists unavailable at dispersed client locations. In addition, we believe that our centralized solution development benefits our clients by eliminating the need to provide facilities and expensive equipment for large project teams or set up and maintain complex development and testing environments.

Our Services

      We provide an integrated, full-service approach to Internet professional services. To meet the varying needs of our clients, we customize our service offerings based on each client’s requirements. The following descriptions highlight our core offerings.

  Strategy Consulting

      We provide e-commerce strategy consulting services to assess our clients’ transition to, and creation of, a Web-based environment as well as evaluating and planning for the impact of this transition on their business model. With significant experience in custom software solutions, we are able to implement the intricacies of Web development in a rapid timeframe. Our strategy consulting services include:

•	e-business transformation planning;

•	competitive uses of the Internet;

•	Web presence planning; and

•	business process evaluation.

  Customer Experience Design

      The customer experience is a primary consideration in the development of Web-enabled systems. Our customer experience design services combine technical expertise with creative design to provide a highly effective Web site experience for the client’s customers while capturing information necessary for the client to make critical business decisions. Our design services contain a combination of information architecture and creative design services, including:

•	definition of navigation and interactivity requirements;

•	interface information architecture; and

•	creative design of user interface.

  Application Development and Integration

      The environment in which Web solutions are developed is highly complex, often requiring significant integration with several of the client’s other systems as well as possible integration with suppliers or fulfillment providers. As a result, application development is conducted with the entire enterprise information technology framework in mind. We offer the following types of application development and integration services:

•	e-business system development and implementation;

•	integration of new Internet solutions with legacy systems;

•	order management and fulfillment integration;

•	customer relationship management; and

•	business intelligence systems to provide dynamic analysis and presentation of dispersed information.

  Network Infrastructure Services

      As Internet technologies enable businesses to expand beyond traditional physical confines, the capability and flexibility of networking systems becomes increasingly important. Network capabilities allow businesses to link geographically dispersed offices, communicate from remote locations, and deliver information rapidly and efficiently. Our network services focus on integrating solutions from multiple vendors into new and existing systems through the following services:

•	network design and architecture;

•	information security;

•	software selection, implementation, and migration strategies;

•	remote network monitoring and systems management;

•	performance analysis and optimization recommendations;

•	enterprise storage; and

•	business continuation.

  Application Management Services

      We provide clients with full application management and hosting services through our professional staff and state-of-the-art data center. These services provide recurring revenue and strengthen our long-term client relationships while providing value to our clients by allowing them to implement Internet strategies without investing in and maintaining the associated complex and expensive infrastructure underlying these endeavors. Our application management and hosting services include:

•	monitoring and support 24 hours a day, seven days a week;

•	backup and disaster recovery services;

•	load balancing; and

•	application development and content management.

Clients

      We seek to maintain a diversified client base from selected market segments, including e-venture Internet companies, mid-market entities, and Fortune 1000 companies. We target prospects based both on their vertical market segment and their commitment to a digital transition. We have developed vertical market expertise in several industries, including financial services, health care, local government, manufacturing, and retail. Following is a list of past and current clients in each vertical market segment:

Financial Services	Health Care	Manufacturing	Retail	Local Government

American Express COFCO Credit Co. HomeValueNow.com John Hancock Realty Executives	DentalTown.Com Donor Network of Arizona PCS Health Systems	EMC Intel Microchip Orbital Sciences	Alloutdoors.com artup.com CSK Auto CommercialWare Frederick’s of Hollywood goracing.com	City of Phoenix City of Sacramento City of San Diego City of San Jose Maricopa County

      We currently are working on ongoing projects for American Express, CommercialWare, CSK Auto, DentalTown.Com, EMC, Frederick’s of Hollywood and PCS Health Systems. Our largest client, American Express, accounted for approximately 35% of our revenues for the year ended December 31, 1999. In 1998, our three largest clients accounted for 42% of our revenues. These three clients included SkyMall, which accounted for 16% of our revenues, the City of Phoenix, which accounted for 14% of our revenues, and Maricopa County, Arizona which accounted for 12% of our revenues. In 1997, SkyMall accounted for 24% of our revenues and the City of Phoenix accounted for 16% of our revenues. We believe that we will continue to derive a significant portion of our revenues from a limited number of clients who may change from year to year.

Technology Alliances

      We maintain technology and product supply arrangements with a number of technology leaders and industry specialists. Through these alliances, we incorporate their technologies into the solutions that we provide to our clients. These relationships also provide us with the opportunity to remain abreast of the new technology developments applicable to these suppliers as well as advances in vertical applications, although these aspects of our technology alliance relationships are informal and are not governed by written or oral agreements. These relationships also provide opportunities to partner on client engagements and cross-referrals of new business. Among our technology alliances are:

•	Microsoft — we are a Solution Provider Partner and were awarded the Solution Partner of the Year in both 1998 and 1999 for Microsoft’s Southwest district. Microsoft’s Solution Provider Partner designation is a certification based on technology proficiency and other criteria established by Microsoft. The Solution Partner of the Year is an award given by Microsoft based on our commitment to Microsoft technology, ability to deliver solutions on a Microsoft platform, and working relationships with Microsoft sales and consulting personnel.

•	IBM — we are a Premier partner, a certification based on demonstrated technological proficiency and other criteria established by IBM.

•	Sun Microsystems — we are a Web Integrator partner and are completing the process of becoming a Solution Partner with Sun/ Netscape Alliance. These are various levels of certifications based on criteria established by Sun Microsystems primarily related to demonstrated technical capabilities in Sun’s software solutions.

      Additionally, we have established technology alliances with other leading technology companies, including Ariba, Broadvision, Cisco Systems, Commerce One, CommercialWare, EMC, Oracle, and Vignette.

Client Case Studies

The following sets forth case studies that we believe reflect the range of services that we provide:

American Express — a worldwide financial services organization

Challenge: The American Express interactive technologies development lab had more than 75 servers supporting a large portion of the company’s interactive application development environment. The network had grown tenfold in the past year, placing increased demand on the system and giving little time to standardize and document the growth. During the same time, developers from around the world continued to design and implement additional interactive applications into this highly stressed network infrastructure. American Express sought a provider that could assess its enterprise-wide system, make recommendations, standardize and document processes, and improve the system’s overall performance.

Services Engaged:
Strategy Consulting
Network Infrastructure Services

Solution: With a recommendation from Microsoft Corporation, we were engaged to conduct a thorough analysis of the system with in-house development teams and to create standards and processes appropriate for an interactive development environment. We began by standardizing the system configuration while simultaneously managing ongoing growth and enhancing system performance. In just two months, we documented the entire development environment, created standardized procedures, and rebuilt more than 50% of the servers to optimize the environment.

Results: We remain engaged to assist in engineering the infrastructure that will host new products that are currently in development and scheduled for release in early 2000. We currently have on-site engineers working in a variety of areas who have built-out more than 500 servers across multiple operating system platforms to date.

CSK Auto, Inc. — one of the largest retailers of automotive parts and accessories in the western United States

Challenge: CSK Auto operated more than 900 stores in 12 states under the Checker, Schuck’s, Kragen, and Checker/Big Wheel brand names. CSK had a simple Web site and wanted a broader e-commerce solution that would allow customers worldwide to purchase parts. Expectations of high order volume required the e-commerce solution to be completely integrated with CSK’s legacy order fulfillment and order processing systems.

Service Engaged:
Strategy Consulting
Application Development and Integration
Network Infrastructure Services

Solution: Given eleven weeks to implement the system, we engineered an integrated and scalable e-commerce solution. We integrated CSK’s legacy product inventory and pricing systems with its Web site for credit card authorization, customer service, and inventory fulfillment. We developed the solution with levels of redundancy, allowing CSK to accept orders regardless of the current state of CSK’s legacy systems and perform routine maintenance on the legacy order processing systems without affecting its e-commerce presence.

Results: The new Web site expanded CSK’s marketing territory beyond the service areas of its bricks-and-mortar retail stores and reduced CSK’s cost per order. Further enhancements after CSK’s initial launch broadened the site’s product scope, with the added ability to order and source 1.5 million special-order parts.

All Outdoors, Inc. — owns and operates Alloutdoors.com, an on-line community and retail site for hunting, fishing, camping, and general outdoor enthusiasts

Challenge: All Outdoors is an early adopter of Internet technology with a four-year-old on-line magazine. Building on their success in the electronic magazine, or e-zine arena, All Outdoors sought to develop on-line retail as a new business initiative and wanted to introduce an e-commerce Web site with multiple independent fulfillment centers.

Services Engaged:
Strategy Consulting
Customer Experience Design
Application Development and Integration
Network Infrastructure Services
Application Management Services

Solution: We consulted with All Outdoors to develop an e-commerce strategy that would support the creation and implementation of a Web-enabled commerce site specializing in outdoor, hunting and fishing products. Once the strategy was established, development of the e-commerce site was approached in two phases.

During Phase I, we provided design as well as application development and integration. All Outdoors is a virtual company, meaning they do not have their own fulfillment centers. We integrated connections to multiple fulfillment points via EDI and XML to allow orders to be fulfilled via outside fulfillment centers. In addition, development included membership services, various product search capabilities, scalable electronic business transaction functionality, management reporting tools, on-line help features, and, to a small degree, the incorporation of information and links to product related areas contained within the existing All Outdoors e-zine. All of these features were then tied together in a customized Web site design.

We recently began work on Phase II, which includes enhanced customer service applications, personalization, additional management functionality, and integration with a new content management system.

Results: Phase I of the site has been launched and our application management services group is hosting the Alloutdoors.com web site.

Sales and Marketing

      We sell our services through multiple channels including our sales force, project teams, and technology partners. Additionally, a large part of our sales comes from repeat business with existing customers and customer referrals. We have recently expanded our sales team to meet the needs of a rapidly growing, national organization by increasing the number of sales personnel from 5 in June 1999, to 21 as of December 1999. We have also expanded our sales force geographically to include personnel in Atlanta, Boston, Denver, Las Vegas, and Los Angeles and are pursuing a strategy of establishing additional regional sales teams throughout the United States.

      We supplement our sales efforts with marketing activities designed to build our brand name and promote lead generation. We have established a strong regional brand image and are seeking to promote that brand throughout the United States, primarily in areas where we have commenced operations. We advertise in general and vertical print publications, trade shows, and radio, in addition to maintaining a strong public relations program. Additionally, we have implemented integrated direct marketing programs that focus on tactical promotions for specific industries and service lines.

Competition

      The markets in which we compete are intensely competitive and subject to rapid technological change. We expect competition to continue and to intensify. Our competitors fall into a number of major categories, including:

•	Internet professional services providers and Web consulting firms, such as Agency.com, Breakaway Solutions, Cambridge Technology Partners, Razorfish, Sapient, Scient, Viant, and USWeb/ CKS;

•	large information technology consulting services providers such as Andersen Consulting, consulting arms of national accounting firms, and management consulting firms such as Ernst & Young;

•	professional service groups of technology providers such as IBM and outsourcing firms such as Computer Sciences Corporation and Electronic Data Systems;

•	networking service systems integrators such as GE Capital IT Solutions, Predictive Systems, Sentinel Technologies, and Sprint Paranet; and

•	existing and potential clients’ internal information technology departments.

      We believe that the principal competitive factors in our market include:

•	technical and business expertise and creative skills;

•	quality of services and deliverables;

•	speed of development and implementation;

•	the reputation and experience of the professionals delivering our solutions; and

•	the ability to attract, train, and retain professionals.

      In addition, our industry has low barriers to entry. We do not own any technologies that preclude or inhibit competitors from entering our industry. Existing or future competitors may independently develop and patent or copyright technologies that are superior or substantially similar to our technologies. The costs to develop and provide information technology consulting services are relatively low. Therefore, we expect to continue to face additional competition from new entrants into our industry.

Our People

      As of December 31, 1999, we had 350 full-time employees, including 252 professional services delivery personnel, 47 people in sales and marketing, 5 employees in executive management, and 46 employees in administration. We believe that our relationship with our employees is good. None of our employees are currently represented by a labor union. Except for some of our executive officers, our employees are generally retained on an at-will basis. We believe that we maintain high employee retention rates as compared to industry averages by paying competitive salaries, granting stock options and other awards including continuing education benefits. We plan to allocate a portion of the proceeds of the offering to expand programs for the recruitment of qualified personnel.

      We utilize our Excellence Dimension professional development model to cultivate and mentor our talent in current technologies and provide career development. The Excellence Dimension model has four phases:

•	Cultivation. We have developed programs to effectively recruit and train new professional talent and engage them in client projects at a rapid pace. New hires are immediately assigned to seasoned mentors and through this process are often prepared to be engaged in project work within 30 days.

•	Development. This phase is an on-going activity for our professionals as technology is constantly changing. We view professional development as an important catalyst in the intellectual migration to specific and varied disciplines or industries, which plays a vital role in the development of the individual’s innovation capabilities and career plan.

•	Mastery. In this phase, our professionals master chosen fields and begin developing methods to maximize the efficiency and execution of available technology.

•	Mentorship. In this phase, our professionals play a vital role in our organization, dispersing technology and business process information, researching areas for future technology evolutions, and actively mentoring and developing others who have chosen the same technology paths.

Our Culture

      We believe that our corporate culture is critical to implementing our service delivery methodologies. We have developed and seek to maintain a culture that promotes professional growth and retention, rapid learning, creativity, innovation, and sharing of knowledge. We believe that this culture allows us to maintain a consistent firm-wide quality of services and the ability to quickly anticipate and adapt to emerging technologies and business needs. Additionally, we believe that our culture enables us to attract leading professional talent, many of whom hold post-graduate degrees in business administration, computer science, engineering, information management, and other disciplines.

Intellectual Property Rights

      We have developed proprietary methodologies, tools, processes, and software in connection with delivering our services. We rely on a combination of trade secret, nondisclosure and other contractual agreements, and copyright and trademark laws, to protect our proprietary rights. Existing trade secret and copyright laws afford us only limited protection. We typically enter into confidentiality and non-disclosure agreements with our employees and generally require that our clients enter into similar agreements. These agreements are intended to limit access to and distribution of our proprietary information. In addition, we have entered into non-competition agreements with certain of our key employees. There can be no assurance that the steps we have taken in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

      A portion of our business involves the development of software applications for specific client engagements. We generally retain ownership of client-specific software, although our clients often retain co-ownership and limited rights to use the applications, processes, and intellectual property developed in connection with client engagements. We sometimes enter into agreements with our clients which provide for sole ownership by our clients of our developments with no or limited rights retained by us to utilize these developments in other client engagements.

United States and Foreign Government Regulation

      Congress has recently passed legislation that regulates certain aspects of the Internet, including on-line content, copyright infringement, user privacy, taxation, access charges, liability for third-party activities, and jurisdiction. In addition, federal, state, local and foreign governmental organizations also are considering, and may consider in the future, other legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include libel, pricing, quality of products and services, and intellectual property ownership.

      The European Union also has recently enacted several directives relating to the Internet. In order to safeguard against the spread of certain illegal and socially harmful materials on the Internet, the European Commission has drafted the “Action Plan on Promoting the Safe Use of the Internet.” Other European Commission directives address the regulation of privacy, e-commerce, security, commercial piracy, consumer protection and taxation of transactions completed over the Internet.

      We do not know how courts will interpret both existing and new laws. New laws or the application of existing laws may affect our business. In addition, our business may be indirectly affected by our clients being subject to such legislation. Increased regulation of the Internet may decrease the growth in the use of the Internet, decreasing the demand for our services, increasing our cost of doing business, or otherwise have a material adverse effect on our business, results of operations, and financial results.

Facilities

      Our headquarters and principal facilities are located in various leased facilities in Tempe, Arizona consisting of approximately 113,880 square feet. The leases for these facilities expire on various dates between September 2002 and July 2005. We have also entered into a lease for approximately 71,460 additional square feet of space in a building in Tempe which is currently under construction. In addition, we have signed a five year lease for 3,689 square feet of office space in Las Vegas, Nevada. Our wholly-owned Indian subsidiary, IIS Software Systems (India) Private Limited, has entered into a three-year lease for 8,000 square feet in a building located in Bangalore, India.

Legal Proceedings

      We are involved from time-to-time in routine legal proceedings incidental to the conduct of our business. We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information concerning each of our executive officers and directors.

Name	Age	Position(s)

James G. Garvey, Jr.	35	President, Chief Executive Officer, and Chairman of the Board

David Wirthlin	39	Chief Financial Officer, Treasurer, and Director

Sandra Bates	34	Chief Marketing Officer

John Blair	61	Chief Operating Officer

Jeffrey Frankel	46	Corporate Counsel and Secretary

Alan Hald	53	Director

Daniel Foreman	41	Director

Stephen Lindstrom	52	Director

Daniel Roche	37	Director

Keith Walz	32	Director

      James G. Garvey, Jr. founded Integrated Information Systems in 1989 and has served as our President, Chief Executive Officer, and Chairman of the Board since inception. Mr. Garvey graduated Cum Laude with a degree in Industrial Engineering from Arizona State University and has completed graduate studies at Arizona State University in computer integrated manufacturing, software development, and database design.

      David Wirthlin, one of our directors, has served as our Chief Financial Officer and Treasurer since joining us in September 1997. From April 1994 to September 1997, Mr. Wirthlin was the Chief Financial Officer of SkyMall, Inc., a catalog retailer. Prior to SkyMall, he was employed for seven years with Arthur Andersen, where he most recently held the position of Consulting Manager. Mr. Wirthlin received an M.B.A. from the University of Chicago Graduate School of Business and a B.A. in Accounting from the University of Utah, where he graduated Magna Cum Laude. Mr. Wirthlin is a Certified Public Accountant.

      Sandra Bates has served as our Chief Marketing Officer since joining us in September 1998. She has over 10 years experience in market planning and development, market research, marketing information system development, product development, and media strategies. From February 1991 to September 1998, Ms. Bates was a Director of Marketing for PacifiCare Health Systems, a health care services operation. She graduated Summa Cum Laude with a degree in Psychology from Arizona State University and has completed advanced studies in services marketing, competitive strategies, direct marketing strategies, and product innovation.

      John Blair has served as our Chief Operating Officer since joining us in May 1999. Previously, he provided management counsel to individuals and organizations in the areas of strategic planning, product planning, organizational diagnosis, management development, and strategies for leveraging business value through technology. In 1994, Mr. Blair co-authored “Boxes and Lines,” a manual for business process redesign and reengineering. Mr. Blair earned a B.S. in Engineering from Purdue University. Mr. Blair has served on the board of trustees of Western International University since 1983, including holding the chairman’s position for two years.

      Jeffrey Frankel has served as our Corporate Counsel and Secretary since joining us in June 1999. Previously, he held various positions at MicroAge, Inc., a global information technology reseller and integrator, including Assistant Corporate Counsel and Vice President and Corporate Counsel. In addition to his legal responsibilities, from 1993 to 1997 he was Vice President and Managing Director of MIS Global, MicroAge’s international division. Mr. Frankel received his M.B.A. from Keller Graduate School of Business in Phoenix, his J.D. from St. Louis University School of Law, and a B.A. in Political Science from Colby College in Waterville, Maine.

      Alan Hald has served as a director since June 1999. He is a co-founder of MicroAge, Inc. Mr. Hald served three terms as chairman of the Computer Technology Industry Association (CompTIA) and currently chairs its Public Policy Committee. Mr. Hald also chairs the Arizona Governor’s Strategic Partnership for Economic Development, the Arizona Technology Incubator, and the High Technology School-To-Work partnership. Mr. Hald is also a director of FutureOne, Inc., a provider of communications solutions, and several privately-held entities. Mr. Hald was recognized by Ernst & Young and INC. Magazine as the 1995 National Master Entrepreneur of the Year. In 1998, Mr. Hald was inducted into the Arizona Business Hall of Fame.

      Daniel Foreman has served as a director since April 1999. He is currently a Managing Director of ABN AMRO Private Equity, an investment firm. Mr. Foreman joined ABN AMRO in October 1997 following ten years with Ameritech Development Corporation where he most recently served as Vice President of Investments and Acquisitions. Prior to joining Ameritech, Mr. Foreman was with Booz, Allen and Hamilton, a worldwide management consulting firm, where he led strategy consulting assignments for large corporate clients. Mr. Foreman is also a director of Daleen Technologies, Inc., a billing and customer care software provider, and Synacom Technology, Inc. Mr. Foreman earned an M.B.A. from the University of Chicago Graduate School of Business and a B.S. in Engineering from the University of Illinois.

      Stephen Lindstrom has served as a director since September 1999. In 1998, he founded WellStreet International, Inc., an Internet/healthcare company. He currently is an adjunct professor of marketing and entrepreneurship at the University of Arizona’s Eller School for the Study of Private Market Economy, and maintains a healthcare consulting practice. He has over 28 years experience in the healthcare industry, most recently as President of the Arizona division of PacifiCare Health Systems. Mr. Lindstrom served as Vice President of Sales and Marketing and President of FHP Health Care prior to its acquisition by PacifiCare in 1997. Mr. Lindstrom has a Masters in International Management from Thunderbird, The American Graduate School of International Management, and holds a B.S. in Finance from the University of Arizona.

      Daniel Roche has served as a director since June 1999. In October 1999, he founded Roche Capital, LLC, which invests in and advises early stage technology companies. From 1997 to October 1999, he was the President and Chief Operating Officer of Condor Technology Solutions, an information technology services company. Previously, he held positions as Chief Operating Officer of BSG, Inc., an information technology company, Chief Executive Officer, President, and Founder of Rapid Systems Solutions, Inc., and as a consultant with Booz, Allen & Hamilton. Mr. Roche completed the Owner President Management Program at Harvard University’s Graduate School of Business. He earned a M.S. in Computer Science from The John Hopkins University and a B.S. in Computer Science from Central Michigan University. Mr. Roche was recognized by Ernst & Young and INC. Magazine as the 1996 Technology Entrepreneur of the Year. The United States Small Business Administration recognized Mr. Roche as the 1995 Small Business Person of the Year.

      Keith Walz has served as a director since December 1999. He currently is a Director at ABN AMRO Private Equity. Mr. Walz joined ABN AMRO Private Equity in 1996 after spending five years in ABN AMRO’s finance division managing financial reporting, analysis, and accounting systems. Prior to joining ABN AMRO he spent two years as a finance associate with Tyson Foods, Inc., where he focused on enhancing enterprise business processes and systems through the use of client/server computing technologies. Mr. Walz is also a director of Oasis Technology, Real World Technology, Visual Insights and WorldWeb.net. He received an M.B.A. from DePaul University and a B.S. in Finance from the University of Arkansas.

Board Committees

      Our board of directors has established an Audit Committee and a Compensation Committee. The functions of the Audit Committee are to:

•	recommend annually to our board of directors the appointment of our independent auditors;

•	discuss and review in advance the scope and the fees of our annual audit and review the results thereof with our independent auditors;

•	review and approve non-audit services of our independent auditors;

•	review compliance with our existing major accounting and financial reporting policies;

•	review the adequacy of major accounting and financial reporting policies; and

•	review our management’s procedures and policies relating to the adequacy of our internal accounting controls and compliance with applicable laws relating to accounting practices.

      Our Audit Committee currently consists of Daniel Roche, Stephen Lindstrom, and Keith Walz. The Audit Committee will consist solely of at least three directors who are not employed by us or otherwise retained to provide services to us and who are not representatives of our significant stockholders upon completion of this offering.

      The functions of the Compensation Committee are to review and approve annual salaries, bonuses, and grants of stock options under our 1997 Long Term Incentive Plan as well as to approve the terms and conditions of all employee benefit plans and any changes to these plans. The current members of our Compensation Committee are James G. Garvey, Jr., Daniel Forman, and Alan Hald. We anticipate that the Compensation Committee will consist solely of two to three directors who are not employed by us or otherwise retained to provide services to us upon completion of this offering.

Compensation of Directors

      We reimburse our directors for all out-of-pocket expenses incurred in the performance of their duties to us. We currently pay fees of $2,000 to each of our non-employee directors (except for directors nominated and elected contractually by the holders of our preferred stock) for attendance at board or committee meetings. Upon initial election to our board, we have granted to our non-employee directors options to purchase 40,000 shares of our common stock and additional options to purchase 5,000 shares of our common stock upon each annual election of those directors. We may, in our discretion, grant additional stock options and other equity awards to our directors from time to time under our stock option plan.

Compensation Committee Interlocks and Insider Participation

      In 1999 our board of directors made all compensation decisions for that year relating to our executive officers without the involvement of the Compensation Committee, which was not formed until September 23, 1999.

      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Executive Compensation

      The following table sets forth summary information concerning all compensation that we paid to our Chief Executive Officer and the other two named executive officers who received compensation in excess of $100,000 during the year ended December 31, 1999.

Summary Compensation Table

			Long-Term
			Compensation
			Awards

	Annual Compensation		Securities
			Underlying	All Other
Name and Principal Position	Salary $	Bonus $	Options	Compensation

James G. Garvey, Jr.	$123,125	—	—	$13,851	(1)
Chief Executive Officer

David Wirthlin	125,000	—	5,000	1,250	(2)
Chief Financial Officer

Sandra Bates	121,250	—	—	1,127	(2)
Chief Marketing Officer

(1)	Reflects a car allowance and automobile insurance premiums in the amount of $12,724 and our matching contributions made to Mr. Garvey’s 401(k) account in the amount of $1,127.

(2)	Reflects our matching contributions made to the named executive’s 401(k) account.

Option Grants in Last Fiscal Year

      The following table sets forth information regarding stock options granted in 1999 to the named executive officers listed in the Summary Compensation Table above. Neither Mr. Garvey nor Ms. Bates was granted any options or stock appreciation rights in 1999. The values set forth in the last two columns of the table represent the gain that Mr. Wirthlin would realize assuming that (1) he exercises all of the options granted at the end of their respective terms and (2) the value of a share of our common stock increases annually by a rate of 5% and 10% during the term of the option. These assumed growth rates are prescribed by the rules of the Securities and Exchange Commission. By including these values in this prospectus, we do not intend to forecast the possible appreciation of our common stock or to establish a present value of these options. Mr. Wirthlin may not necessarily achieve the gain amounts reflected in the table. There was no public market for our common stock as of December 31, 1999. Accordingly, the fair market value per share of our common stock on December 31, 1999 was determined by our board of directors. The board based its determination on the valuations of comparable public companies at the time, the prices paid for shares of our preferred stock by institutional investors, which prices were reached through arms-length negotiations, and the advice of investment firms.

	Individual Grants				Potential realized
value at assumed
	Number of	Percent of			annual rates of stock
	securities	total options			price appreciation for
	underlying	granted to	Exercise or		option term
	options	employees in	base price	Expiration
Name	granted	fiscal 1999	(per share)	date	5%	10%

David Wirthlin	5,000	0.4%	$2.00	12/31/08	$6,289	$15,937

Fiscal Year-End Option Values

      The following table provides certain summary information concerning stock options held as of December 31, 1999 by the named executive officers listed in the Summary Compensation Table above. The value of unexercised in-the-money options at fiscal year-end is based on a $4.20 per share, the fair market value of the common stock at December 31, 1999, as determined by our board of directors, less the exercise price per share. Mr. Garvey does not hold any options to purchase our common stock.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-The Money Options
	Options at Fiscal Year-End		at Fiscal Year-End

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

David Wirthlin	30,000	50,000	$66,000	$110,000

Sandra Bates	12,500	37,500	$27,500	$82,500

Employment Agreements and Change of Control Arrangements

      We have employment agreements with James G. Garvey, Jr., David Wirthlin, Sandra Bates, John Blair, and Jeffrey Frankel.

      Term. The agreement with Mr. Garvey expires on April 1, 2004 but may be renewed for successive one year terms upon the written consent of Mr. Garvey and us. Each of Mr. Wirthlin, Ms. Bates, Mr. Blair and Mr. Frankel are employed at will.

      Salary. Pursuant to their respective employment agreements, the annual salary for each of these executives is as follows: Mr. Garvey, $125,000; Mr. Wirthlin, $125,000; Ms. Bates, $125,000, subject to increase up to $150,000 based on our revenues; Mr. Blair, $144,000; and Mr. Frankel, $140,000, subject to an increase up to $150,000 based on our revenues. Each of these executives may also receive discretionary bonuses pursuant to any executive bonus program that we offer. These executives may also participate in our benefit plans. Our board has authorized increases in the annual salaries for Mr. Garvey and Mr. Wirthlin. Effective January 1, 2000, Mr. Garvey’s annual salary is $150,000 and Mr. Wirthlin’s annual salary is $150,000.

      Stock Option Grants. Pursuant to each person’s respective employment agreement. Mr. Wirthlin received an initial grant of options to acquire 75,000 shares of our common stock at $2.00 per share on January 1, 1998; Ms. Bates received an initial grant of options to purchase 50,000 shares of our common stock at $2.00 per share on January 1, 1999; Mr. Blair received an initial grant of options to acquire 25,000 shares of our common stock at $2.00 per share on June 24, 1999; and Mr. Frankel received an initial grant of options to acquire 50,000 shares of our common stock at $2.00 per share on June 24, 1999. The exercise prices of the above options were based on the fair market value of our common stock at time of each grant, as determined by our board of directors. The board’s determination was based on the valuations of comparable public companies at the time, the prices paid for shares of our preferred stock by institutional investors, which prices were reached through arms-length negotiations, and the advice of investment firms.

      Termination of Employment. We may terminate each executive’s employment with or without cause by delivering written notice to the executive. Each executive may terminate his or her employment with or without good reason by delivering written notice to us. If Mr. Garvey’s employment is terminated without cause or if Mr. Garvey terminates his employment for good reason, he will receive his base salary for the duration of the then current term and any accrued bonus. If Mr. Wirthlin’s employment is terminated without cause, he will receive his then current salary for one year from the date of termination. We may terminate Ms. Bates’ agreement without cause upon three weeks prior notice in Ms. Bates’ first year with us, upon five weeks prior notice in her second year with us, and upon six weeks written notice thereafter. If Mr. Blair’s employment is terminated without cause, he will receive his then current salary for three months from the date of termination. We may terminate Mr. Frankel’s agreement without cause upon three weeks prior notice in Mr. Frankel’s first year with us, upon five weeks prior notice in his second year with us, and upon six weeks written notice thereafter.

      Nonsolicitation and Confidentiality. Each of the executives has agreed not to solicit our clients or employees or to reveal our confidential information during the term of his or her employment with us and for varying time periods thereafter ranging from three to twelve months.

Long Term Incentive Plan

      General. In July 1997, our board of directors adopted and our stockholders approved the Integrated Information Systems, Inc. 1997 Long Term Incentive Plan. This plan was established to promote our success by providing an additional means to attract and retain key personnel through added long-term incentives for high levels of performance and for significant efforts to improve our financial performance. The plan authorizes the granting of options for up to 4,500,000 shares of our common stock to our directors, officers, employees, advisors, and consultants (or independent contractors) retained by us or any of our subsidiaries.

      Administration. The plan is administered by the Compensation Committee. The Compensation Committee has the authority to construe and interpret the plan and any agreements defining our rights and obligations and those of eligible persons who receive awards under the plan, to further define the terms used in the plan, to prescribe, amend and rescind rules and regulations relating to the administration of the plan, and to make all other determinations necessary or advisable for the administration of the plan. Determinations of the Compensation Committee on the foregoing matters are conclusive.

      Types of Awards. The plan provides for the following types of awards:

•	options to purchase shares of our common stock;

•	stock appreciation rights;

•	performance shares; and

•	restricted stock awards.

      The plan contemplates that the exercise price for all options and stock appreciation rights granted under the plan will be 100% of the fair market value of our common stock on the grant date; however, the Compensation Committee may in its discretion grant options (other than incentive stock options) with an exercise price of less than 100% of the fair market value of our common stock on the grant date. All terms and conditions of any award are set forth in award agreements with the individual recipients. We have never granted or awarded stock appreciation rights, performance shares, or restricted stock under the plan.

      Change of Control. If so provided in an individual award agreement, all options, stock appreciation rights, and other stock awards that are not then vested may become immediately exercisable and all restrictions on outstanding awards will lapse upon the occurrence of a “change of control.” Otherwise, no award will be exercised or vested until the date provided in the award agreement. To date, our individual award agreements have provided for immediate vesting of options upon a change of control.

Employee Stock Purchase Plan

      Our board and stockholders have approved, and upon completion of this offering we will implement, our Employee Stock Purchase Plan. We have reserved 400,000 shares of our common stock for issuance pursuant to this plan. The plan provides eligible employees with an opportunity to purchase our common stock through accumulated payroll deductions. Eligible employees may begin participating in the plan at the start of any offering period. Offering periods start on January 1 and July 1 of each year and last for six months each. However, the first offering period will start on the effective date of this offering and continue for the remainder of the applicable six month period in which it commences.

      An employee’s annual payroll deductions may not exceed 10% of the employee’s gross annual salary. Under this plan, purchases of our common stock will occur on June 30 and December 31 of each year or as promptly as practicable following those dates. On each purchase date, a participant in the plan may purchase the number of shares derived by dividing its accumulated payroll deductions by 100% of the fair market value of one share of stock on the first day of the offering period provided that the value of the shares purchased on any one of the two purchase dates may not exceed $12,500.

      The price of each share of common stock purchased under the plan will be 85% of the lower of:

•	The fair market value per share of common stock on the trading day immediately before the first day of the applicable offering period; or

•	The fair market value per share on the last day of the applicable offering period.

      In the case of the first offering period which commences at the completion of this offering, the price per share under the plan will be 85% of the lower of:

•	The price per share to the public in this offering; or

•	The fair market value per share of common stock on the purchase date.

      Employees may end their participation in the plan at any time. Participation ends automatically upon termination of employment with us. Our board of directors may amend or terminate this plan at any time, subject to the continuation of any outstanding purchase rights relating to an offering period that has been completed prior to the board action. If our board increases the number of shares of common stock reserved for issuance under this plan, it must first obtain the approval of our stockholders.

401(k) Plan

      Our 401(k) plan covers our full-time employees located in the United States. Under our 401(k) plan, eligible employees may elect to contribute up to 15% of their annual salary to the plan, up to the statutorily prescribed annual limit. We have agreed to match 25% of the first 4% of each participants’ annual contributions. Participants’ contributions and our matching contributions under the 401(k) plan and any earnings or interest thereon are generally not subject to federal income tax until distributed to the participant. Such distributions may only occur under certain circumstances as determined from time to time by governing U.S. federal statutes.

Indemnification of Directors and Officers

      We are obligated by our certificate of incorporation to indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We must indemnify our directors and officers with respect to all expenses, liabilities, and losses reasonably incurred or suffered in any action, suit or proceeding in which the person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that the person is or was our director or officer. We are obligated to pay the reasonable expenses incurred by directors or officers incurred in proceedings if the director or officer agrees to repay all amounts advanced by us if it is ultimately determined that the director or officer is not entitled to indemnification. Upon completion of this offering, we will also enter into individual indemnity agreements with our directors and executive officers. We also intend to obtain additional directors’ and officers’ liability insurance. See “Description of Capital Stock — Limitations on Liability of Officers and Directors.”

CERTAIN TRANSACTIONS AND RELATIONSHIPS

      James G. Garvey, Jr., our President, Chief Executive Officer, and Chairman of our Board, and a majority stockholder, and his wife personally guarantee our lease with MCW Brickyard Commercial, LLC for a 71,460 square foot facility in Tempe, Arizona. This guaranty terminates upon the closing of this offering.

      We entered into a consulting services agreement with realink.com, Corporation on September 14, 1999 under which we have been engaged to develop e-commerce solutions. Realink has paid us approximately $183,000 under the agreement. Mr. Alan Hald, one of our directors, is also on the board of directors of realink.

      In April 1999, we issued 1,666,666 shares of our Series A preferred stock and an option to purchase up to $2,000,000 of additional shares of our preferred stock to entities affiliated with ABN AMRO. In November 1999, these entities exercised their option to purchase 751,879 additional shares of our preferred stock, which was designated Series B preferred stock. In connection with our issuance of Series A preferred stock in April 1999, we entered into a stockholders agreement with the holders of our Series A preferred stock and with James G. Garvey, Jr. The purchasers of our Series B preferred stock and the additional shares purchased were added to the stockholders agreement in November 1999. Under the stockholders agreement, the holders of our Series A and B preferred stock are entitled to nominate two members to our board of directors, Mr. Garvey is entitled to nominate three directors, and the parties as a group are to agree on two additional non-employee directors. In January 2000, we issued 2,119,625 shares of our Series C preferred stock to eight related groups of entities, including ABN AMRO, and entered into an amended and restated stockholders’ agreement with all holders of our Series A, Series B, and Series C preferred stock and Mr. Garvey. Each of the stockholder parties to the amended and restated stockholders agreement are obligated to vote their respective shares to elect the members of the board nominated by the other parties under the agreement. Pursuant to the stockholders agreement, Mr. Daniel Forman and Mr. Keith Walz, as the representatives of our Series A and Series B preferred stockholders, were elected to and serve on our board. In addition, Mr. Garvey, Mr. David Wirthlin, and Mr. Stephen Lindstrom were elected as Mr. Garvey’s nominees. The amended and restated stockholders agreement will terminate at the completion of this offering. In addition, the shares of common stock ultimately issuable upon conversion of our Series A, Series B, and Series C preferred stock are entitled to registration rights. See “Description of Capital Stock — Registration Rights.”

PRINCIPAL AND SELLING STOCKHOLDERS

      This table sets forth information regarding the beneficial ownership of our common stock as of February 15, 2000 and as adjusted to reflect the sale of common stock offered hereby, by:

•	each person known by us to be a beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our executive officers named in the Summary Compensation Table above;

•	Mr. Garvey, who may be a selling stockholder if the underwriters exercise their over-allotment option; and

•	all of our directors and executive officers as a group.

      In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares under the column titled “Shares Underlying Options” reflect common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 15, 2000. These shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned. Unless otherwise indicated, the address of each of the listed stockholders is 1560 W. Fountainhead Parkway, Suite 200, Tempe, Arizona 85282.

      The percentage of beneficial ownership for each stockholder is based on 15,451,545 shares outstanding as of February 15, 2000. An “*” indicates ownership of less than 1%.

	Shares Beneficially Owned
	Prior to the Offering			Shares Beneficially
				Owned
		Shares		After the Offering
		Underlying
	Shares	Options	Percent	Number	Percent

James G. Garvey, Jr.(1)	10,000,000	—	64.7%	10,000,000	49.9%

ABN AMRO(2)	2,628,409	—	17.0	2,628,409	13.1

Daniel Foreman(3)	2,628,409	—	17.0	2,628,409	13.1

Keith Walz(3)	2,628,409	—	17.0	2,628,409	13.1

Daniel Roche	50,000	25,000	*	75,000	*

David Wirthlin	15,000	45,500	*	60,500	*

Alan Hald	—	20,000	*	20,000	*

Stephen Lindstrom	—	20,000	*	20,000	*

Sandra Bates	—	12,500	*	12,500	*

All executive officers and directors as a group (10 persons)	12,708,409	108,000	82.4%	12,816,409	63.5%

(1)	If the underwriters exercise their over-allotment option, Mr. Garvey will have the option of selling up to one-half of the shares subject to the over-allotment option. Accordingly, if the over-allotment option is exercised in full by the underwriters, Mr. Garvey will be entitled to sell up to 345,000 shares and the number of shares owned by him after the offering and his ownership percentage will be 9,655,000 and 46.5%, respectively.

(2)	Includes 1,832,395 shares owned by ABN AMRO Capital (USA), Inc., 663,142 shares owned by I Eagle Trust, 79,260 shares owned by ABN AMRO Incorporated, and 53,611 owned by Burnham Capital, LLC. The address for these entities is c/o ABN AMRO Incorporated, 208 S. LaSalle Street, Chicago, Illinois 60604.

(3)	Mr. Foreman, Mr. Walz, David Bogetz, and Donna Williams are Managing Directors of ABN AMRO Private Equity and as such have, either directly or indirectly, voting power and/or investment power as to the ABN AMRO shares described in footnote 2. Each of these individuals expressly disclaims beneficial ownership of these shares.

DESCRIPTION OF CAPITAL STOCK

      Our certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of “blank check” preferred stock, par value $.001 per share. As of February 15, 2000, 15,451,545 shares of common stock were outstanding (assuming conversion of all shares of our Series A, Series B, and Series C preferred stock) and no shares of our preferred stock were issued and outstanding. We have 105 stockholders of record.

Common Stock

      Upon the closing of this offering, all shares of our preferred stock will automatically convert on a one-for-one basis into our common stock. Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratable dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and liquidation preferences on any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and shares of common stock offered by us in this offering when issued and paid for will be, fully paid and nonassessable.

Preferred Stock

      Our board of directors may, without further action of our stockholders, issue up to 5,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in each series, and to fix or alter the rights or preferences thereof, including the voting rights, redemption provisions including sinking fund provisions, dividend rights, dividend rates, liquidation preferences, conversion rights, and any other rights, preferences, privileges, or restrictions. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. No shares of preferred stock are outstanding and we have no present plans to issue any shares of preferred stock. The issuance of shares of preferred stock could adversely affect the voting power and other rights of holders of common stock and could have the effect of delaying, deferring, or preventing a change in our control of us or other corporate action.

Warrants

      We currently have outstanding warrants to purchase 117,000 shares of our common stock at an exercise price of $2.00 per share. All of these warrants are currently exercisable. Of these warrants, 17,000 will expire if not exercised by April 13, 2004 and 100,000 warrants will expire if not exercised by December 18, 2007. We have granted registration rights to the holders of warrants to purchase 100,000 shares of our common stock. See “— Registration Rights” below.

Options

      Options to purchase a total of 4,500,000 shares of common stock may be granted under our 1997 Long Term Incentive Plan. There are outstanding options to purchase a total of 2,503,593 shares of common stock under the plan and 1,991,082 shares remain available for grant. Any shares issued upon exercise of these options will be immediately available for sale in the public market upon our filing of a registration statement after the offering relating to the option plan, subject to the terms of lock-up agreements entered into between certain of our option holders and the underwriters.

Registration Rights

      After the offering, the holders of 4,638,170 shares of our common stock (including 100,000 shares issuable upon exercise of outstanding warrants) will be entitled to registration rights. These rights include demand registration rights and rights to require us to include their common stock in future registration statements that we file with the SEC.

      With respect to the shares of common stock issuable upon conversion of our preferred stock (4,538,170 shares), the holders of a majority of the shares are entitled to demand that we file a separate registration statement covering the registration of all or any of their shares six months after the effectiveness of this registration statement. We will bear all costs related to the registration of these shares other than underwriting discounts and commissions incurred in connection with up to two demand registrations. These rights will terminate when the shares subject to registration are freely tradable in the public market without restriction as to timing or amount, or on January 14, 2005, whichever is earlier.

      With respect to the 100,000 shares of common stock issuable upon exercise of outstanding warrants, the holders of at least 10% of our outstanding common stock having registration rights together with all of the holders of the common stock issuable upon exercise of the warrants entitled to registration rights may demand that we file a separate registration statement covering the registration of all or any of their registrable shares. We will bear all costs related to the registration of these shares other than underwriting discounts and commissions incurred in connection with registration.

      Registration of shares of common stock upon the exercise of registration rights would result in the covered shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration of those shares.

Delaware Anti-Takeover Law and Restrictive Provisions of Our Certificate of Incorporation and Bylaws

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exemptions, the statute precludes an interested stockholder, generally a holder of 15% of our common stock, from engaging in a merger, asset sale, or other business combination with us for a period of three years after the date of the transaction in which the person became an interested stockholder. An exemption may be applied if:

•	prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	the stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding shares held by directors who were also officers or held in certain employee stock plans, upon consummation of the transaction which resulted in a stockholder becoming an interested stockholder; or

•	the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder.

In general, our current major stockholders and their affiliates and transferees are excepted from these limitations.

      Under our certificate of incorporation, our board of directors is authorized to create and issue one or more series of preferred stock and to fix the rights and terms of such series without stockholder approval. These shares could have the effect of preventing or discouraging an acquisition of us.

      Our bylaws require that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to the board of directors at a stockholders meeting must give notice of any proposals or nominations within a specified time frame. In addition, the bylaws provide that we will hold a special meeting of stockholders only if three of our directors or the President or the Chairman of the Board calls the meeting or if the holders of a majority of the votes entitled to be cast at the meeting make a written demand for the meeting. These provisions may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of such solicitation or such attempt might be beneficial to us and our stockholders. For us to include a proposal in our annual proxy statement, the proponent and the proposal must comply with the proxy proposal submission rules of the Securities and Exchange Commission.

Limitations on Liability of Officers and Directors

      Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

      Our certificate of incorporation also provides for indemnification of our officers and directors to the fullest extent permitted by the Delaware General Corporation Law, including some instances in which indemnification is otherwise discretionary under the law. See “Management — Indemnification of Directors and Officers.” We will also enter into contractual indemnity arrangements with our directors and executive officers upon the closing of this offering. We believe that these indemnification and liability provisions are essential to attracting and retaining qualified persons as directors and officers.

      There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought. In addition, we are not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Transfer Agent and Registrar

      Norwest Bank Minnesota, N.A. has been appointed as the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

      We will have 20,051,545 shares of common stock outstanding after the completion of this offering (20,396,545 shares if the underwriters’ overallotment is exercised in full and Mr. Garvey exercises his option to sell shares in full). Of those shares, the 4,600,000 shares of common stock sold in the offering (5,290,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act). Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144. The remaining 15,451,545 shares of common stock to be outstanding immediately following the completion of this offering are “restricted” which means they were originally sold in certain types of offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144 promulgated under the Securities Act. The holders of over 95% of our shares of common stock, options, and warrants have agreed to a 180-day “lock-up” with respect to these securities. This generally means they cannot sell these shares during the 180 days following the date of this prospectus without the consent of our underwriters. After the 180-day lock-up period, these shares may be sold in accordance with Rule 144. See “Underwriting” for additional details.

      After the offering, the holders of 4,638,170 shares of our common stock (including 100,000 shares issuable upon exercise of outstanding warrants) will be entitled to registration rights. For more information on these registration rights, see “Description of Capital Stock — Registration Rights.”

Rule 144

      In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately 200,515 shares immediately after the offering); or

•	the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

      Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements, and the availability of our current public information. A person (or persons whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days preceding a sale by him and who has beneficially owned his shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements, or the availability of current public information we refer to above. Subject to the lock-up agreements, the shares of our common stock that were outstanding on December 31, 1999 that will become eligible for sale without registration pursuant to Rule 144 or Rule 701 under the Securities Act are as follows:

•	10,546,425 shares will be eligible for sale under Rule 144 or Rule 701 beginning 90 days after the date of this prospectus, subject to volume, manner of sale, and other limitations under those rules; and

•	the remaining 4,905,120 shares of common stock will become eligible for sale from time to time after the date of this prospectus under Rule 144 upon expiration of their respective holding periods.

Stock Options

      We have reserved an aggregate of 4,500,000 shares of common stock for issuance under our 1997 Long Term Incentive Plan and have outstanding options to purchase 2,503,593 shares. We intend to register the shares subject to the plan and the options on a Form S-8 Registration Statement following the offering. Subject to the lock-up agreements, the restrictions imposed under the plan, and the related option agreements, shares of common stock issued under the plan after the effective date of any Registration Statement on

Form S-8 will be available for sale in the public market without restriction to the extent that they are held by persons who are not our affiliates under Rule 144.

      No public trading market for the common stock existed prior to the offering. No prediction can be made as to the effect, if any, that future sales of shares under Rule 144 or otherwise will have on the market price prevailing from time to time. Sales of substantial amounts of common stock into the public market following the offering, or the perception that such sales could occur, could adversely affect the then prevailing market price.

UNDERWRITING

      The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., U.S. Bancorp Piper Jaffray Inc., Robert W. Baird & Co. Incorporated, and Legg Mason Wood Walker, Incorporated have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us and, if the over-allotment option is exercised, Mr. James G. Garvey, Jr., (a selling stockholder), and we and Mr. Garvey are obligated to sell to the underwriters, the number of shares of common stock set forth on the cover page of this prospectus, if any are purchased. Subject to the conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

Number
of
Underwriter	Shares

FleetBoston Robertson Stephens Inc.

U.S. Bancorp Piper Jaffray Inc.

Robert W. Baird & Co. Incorporated

Legg Mason Wood Walker, Incorporated

Total	4,600,000

      The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $       per share, of which $       may be reallowed to other dealers. After this offering, the public offering price, concession, and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

      The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Over-Allotment Option.

      The underwriters have an over-allotment option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 690,000 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. Mr. Garvey has an option to sell to the underwriters up to one-half of the total shares purchased by the underwriters upon exercise of their over-allotment option. If the underwriters exercise their over-allotment option to purchase any of the additional 690,000 shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We and Mr. Garvey (if he so elects) will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering. The following table summarizes the compensation to be paid by us and Mr. Garvey to the underwriters, assuming the over-allotment option is exercised in full and Mr. Garvey elects to sell the maximum number of shares in the over-allotment option:

Total

		Without	With
		Over-	Over-
	Per Share	allotment	allotment

Underwriting Discounts and Commissions payable by us		$	$

Underwriting Discounts and Commissions payable by Mr. Garvey		$	$

      We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1,000,000. We will pay the expenses of Mr. Garvey other than underwriting discounts and commissions.

Indemnity.

      The underwriting agreement contains covenants of indemnity among the underwriters, us and Mr. Garvey against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

Lock-Up Agreements.

      Each of our executive officers, directors, and the holders of most of our other securities, including Mr. Garvey, has agreed, during the period of 180 days after the effective date of this prospectus, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge, or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. Transfers or dispositions can be made during the lock-up period in the case of gifts where the distributee agrees to be bound by the same lock-up restrictions. FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

      In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable or exchangeable for shares of common stock other than the sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period. Transfers or dispositions can be made during the lock-up period in the case of gifts where the distributee agrees to be bound by the same lock-up restrictions. See “Shares Eligible for Future Sale.”

Internet Distribution.

      E*TRADE will make the preliminary prospectus available on its Web site when it becomes available. E*TRADE will not solicit conditional offers until two business days before the expected effective date of the offering. If the effective date of the offering is delayed beyond two business days, E*TRADE would allow any conditional offer received from a customer to remain valid for up to seven days from the date it was originally submitted.

      E*TRADE will provide customers a period after notice of effectiveness during which they will continue to have the right to cancel their conditional offers. This period will be until 8 p.m. EST (but in no event less than two hours after E*TRADE notifies its customers of effectiveness) in the usual situation where the offering becomes effective after the close of trading. If the offering becomes effective prior to or during the trading day, the period will be one hour after E*TRADE notifies its customers of effectiveness.

      If an offering prices outside the expected price range indicated in the preliminary prospectus or the price range for an offering changes, E*TRADE will either (i) cancel its existing book of conditional offers and re-solicit new conditional offers or (ii) require customers to reconfirm their existing conditional offers as a condition to participating in the offering.

Listing.

      Application has been made for quotation of the common stock on the Nasdaq National Market under the symbol “IISX.”

No Prior Public Market.

      Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price for the common stock offered by this prospectus has been determined through negotiations between us and the representatives. Among the factors considered in these negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development, and other factors deemed relevant.

Stabilization.

      The representatives have advised us that, pursuant to Regulation M under the Securities Act, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “syndicate covering transaction” is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A “penalty bid” is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Directed Share Program.

      The underwriters have reserved from five percent (5%) to ten percent (10%) of the common stock to be issued by us and offered for sale in this offering, at the initial public offering price, to directors, officers, employees, business associates, and persons otherwise connected to us. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchased reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this offering.

Other Agreements.

      FleetBoston Robertson Stephens Inc. served as placement agent in the sale of our shares of Series C preferred stock and was paid customary fees.

LEGAL MATTERS

      Certain legal matters with respect to the validity of the shares of common stock are being passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona. Certain legal matters will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Austin, Texas.

EXPERTS

      The consolidated financial statements of Integrated Information Systems, Inc. for each of the years in the three-year period ended December 31, 1999, have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules which are part of the Registration Statement. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the Registration Statement from this prospectus. Accordingly, any statements made in this prospectus as to the contents of any contract, agreement, or other document are not necessarily complete. With respect to each such contract, agreement, or other document filed as an exhibit to the Registration Statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. You may read and copy all or any portion of the Registration Statement or any reports, statements, or other information in the files at the following public reference facilities of the Securities and Exchange Commission:

Washington, D.C. 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	New York, New York 7 World Trade Center Suite 1300 New York, NY 10048	Chicago, Illinois 500 West Madison Street Suite 1400 Chicago, IL 60661-2511

      You can request copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the Registration Statement, will also be available to you on the Internet web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

      We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial information.

INTEGRATED INFORMATION SYSTEMS, INC.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Integrated Information Systems, Inc.:

      We have audited the accompanying consolidated balance sheets of Integrated Information Systems, Inc. as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders’ equity (deficiency), and cash flows for the each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Information Systems, Inc. as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Phoenix, Arizona

January 28, 2000

INTEGRATED INFORMATION SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 31,

	1998	1999

Assets

Current assets:

Cash and cash equivalents	$392	863

Accounts receivable, net	1,393	3,982

Income tax receivable	—	539

Unbilled revenues on contracts	595	685

Prepaid expenses and other current assets	137	708

Total current assets	2,517	6,777

Property and equipment, net	864	4,323

Other assets	114	1,018

	$3,495	12,118

Liabilities, Convertible Preferred Stock and Stockholders’ Deficiency

Current liabilities:

Accounts payable and accrued expenses	$1,065	3,703

Lines of credit	1,000	1,015

Current installments of long-term debt	137	222

Current installments of capital lease obligations	271	779

Deferred revenues on contracts	28	396

Total current liabilities	2,501	6,115

Long-term debt, less current installments	489	663

Capital lease obligations, less current installments	543	1,162

Deferred tax liability	18	—

Total liabilities	3,551	7,940

Series A Convertible Preferred Stock, $.001 par value, 1,666,666 shares authorized, 1,666,666 shares issued and outstanding at December 31, 1999	—	2,882

Series B Convertible Preferred Stock, $.001 par value, 751,879 shares authorized, 751,879 shares issued and outstanding at December 31, 1999	—	2,000
Commitments, contingencies and subsequent events (notes 9, 10, 11, 16, 17, 18 and 19)

Stockholders’ deficiency:

Common stock, $.001 par value, authorized 100,000,000 shares, issued and outstanding 10,524,000 and 10,913,025 shares at December 31, 1998 and 1999, respectively	11	11

Additional paid-in capital	557	1,298

Accumulated deficit	(624)	(2,013)

Total stockholders’ deficiency	(56)	(704)

	$3,495	12,118

See accompanying notes to consolidated financial statements.

INTEGRATED INFORMATION SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended December 31,

	1997	1998	1999

Revenues	$5,385	7,616	21,205

Cost of revenues	3,346	4,256	11,347

Gross profit	2,039	3,360	9,858

Operating expenses:

Selling and marketing	510	1,276	2,918

General and administrative	1,334	3,067	8,110

Total operating expenses	1,844	4,343	11,028

Income (loss) from operations	195	(983)	(1,170)

Interest expense, net	(144)	(212)	(237)

Earnings (loss) before income taxes	51	(1,195)	(1,407)

Provision for income taxes (benefit)	—	18	(18)

Net earnings (loss) before preferred dividends	51	(1,213)	(1,389)

Cumulative dividend on preferred stock	—	—	(246)

Net earnings (loss) attributable to common stockholders	$51	(1,213)	(1,635)

Earnings (loss) per share:

Basic	$.01	(.12)	(.15)

Diluted	$.01	(.12)	(.15)

Pro forma data (unaudited):

Income taxes (benefit)	$32	—	n/a

Net earnings (loss)	$19	(1,213)	n/a

Pro forma earnings (loss) per share (unaudited):

Basic	$—	(.12)	n/a

Diluted	$—	(.12)	n/a

Weighted average common shares outstanding	10,000	10,273	10,828

Weighted average common and common equivalent shares outstanding	10,145	10,273	10,828

See accompanying notes to consolidated financial statements.

INTEGRATED INFORMATION SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

Years ended December 31, 1998 and 1999
(In thousands, except share amounts)

					Total
	Common Stock		Additional		stockholders’
			paid-in	Accumulated	equity
	Shares	Amount	capital	deficit	(deficiency)

Balances, December 31, 1996	10,000,000	$10	—	68	78

Issuance of warrants	—	—	51	—	51

Net earnings	—	—	—	51	51

Balances, December 31, 1997	10,000,000	10	51	119	180

Issuance of common stock, net	523,500	1	976	—	977

Exercise of stock options	500	—	—	—	—

Reclass of accumulated deficit at date of Subchapter S termination	—	—	(470)	470	—

Net loss	—	—	—	(1,213)	(1,213)

Balances, December 31, 1998	10,524,000	11	557	(624)	(56)

Issuance of common stock, net	373,750	—	711	—	711

Exercise of stock options	4,475	—	5	—	5

Compensation expense	10,800	—	22	—	22

Issuance of warrants	—	—	3	—	3

Net loss	—	—	—	(1,389)	(1,389)

Balances, December 31, 1999	10,913,025	$11	1,298	(2,013)	(704)

See accompanying notes to consolidated financial statements.

INTEGRATED INFORMATION SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,

	1997	1998	1999

Cash flows from operating activities:

Net earnings (loss)	$51	(1,213)	(1,389)

Adjustments to reconcile net earnings (loss) to net cash used in operating activities:

Depreciation and amortization	154	365	749

Increase in allowance for doubtful accounts	40	65	598

Deferred tax liability	—	18	(18)

Non-cash compensation expense	—	—	25

Increase (decrease) in cash resulting from changes in:

Accounts receivable	(413)	(702)	(3,187)

Income tax receivable	—	—	(539)

Unbilled revenues on contracts	(270)	(324)	(90)

Prepaid expenses and other current assets	(55)	(38)	(571)

Other assets	(39)	31	(904)

Accounts payable and accrued expenses	231	620	2,638

Deferred revenues on contracts	54	(75)	368

Net cash used in operating activities	(247)	(1,253)	(2,320)

Cash flows from investing activities:

Capital expenditures	(186)	(64)	(2,327)

Purchase of software license	(50)	—	—

Net cash used in investing activities	(236)	(64)	(2,327)

Cash flows from financing activities:

Net borrowings (repayments) on lines of credit	(9)	940	15

Borrowings under long-term debt	750	—	1,152

Long-term debt repayments	(87)	(124)	(893)

Repayment of capital lease obligations	(84)	(174)	(754)

Issuance of redeemable convertible preferred stock	—	—	4,882

Issuance of common stock and exercise of stock options	—	977	716

Net cash provided by financing activities	570	1,619	5,118

Increase (decrease) in cash and cash equivalents	87	302	471

Cash and cash equivalents, at beginning of year	3	90	392

Cash and cash equivalents, at end of year	$90	392	863

Acquisition of property and equipment and assumption of capital lease obligations	$452	464	1,881

Warrants issued in connection with the execution of long-term debt	$51	—	—

See accompanying notes to consolidated financial statements.

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1998 and 1999

(1)  Nature of Business

      Integrated Information Systems, Inc. (“IIS” or the “Company”) was incorporated in the State of Arizona on January 9, 1989. On January 7, 2000, IIS, reincorporated into the State of Delaware by merging IIS, an Arizona corporation (Arizona IIS), into IIS, a Delaware corporation, (Delaware IIS) a wholly owned subsidiary of Arizona IIS with Delaware IIS surviving the merger. Each share of Arizona IIS common stock was exchanged for one share of Delaware IIS common stock and each share of Arizona IIS preferred stock was exchanged for one share of Delaware IIS preferred stock. All shares of stock are subject to the same terms, conditions, and restrictions, if any, as existed immediately prior to the merger and all rights, liabilities and obligations of Arizona IIS were assumed by Delaware IIS. IIS provides internet professional services to businesses seeking to utilize the web to strengthen relationships with customers, business partners, and other constituents.

(2)  Summary of Significant Accounting Policies

  (a)  Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (b)  Principles of Consolidation

      The consolidated financial statements include the accounts of Integrated Information Systems, Inc. and its wholly owned subsidiary (“IIS” or the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

  (c)  Cash Equivalents

      The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  (d)  Property and Equipment

      Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the related assets which range from three to seven years. Assets acquired under capital lease obligations and leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the lease terms.

  (e)  Impairment of Long-Lived Assets

      The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 1998 and 1999

  (f)  Revenue Recognition

      Revenues for time-and-material contracts are recognized as the services are rendered. Revenues pursuant to fixed fee contracts are generally recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of labor hours incurred to total estimated labor hours). Fixed fee contracts entered into before design is completed are accounted for by deferring profit until reasonable estimates of total contract costs can be made. Revenues from maintenance or post-contract support agreements are recognized as earned over the terms of the agreements. Revenues from recurring services such as application management and hosting operations are recognized as services are provided each month. A one-time set-up fee is typically charged for these services which is recognized when set-up is complete.

      Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which such losses are determined. Unbilled revenues on contracts are comprised of earnings on certain contracts in excess of contractual billings on such contracts. Billings in excess of earnings are classified as deferred revenues on contracts.

  (g)  Concentration of Credit Risk

      Financial instruments which potentially subject the Company to a concentration of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains allowances for potential credit losses and such losses have been within management’s expectations. Write-offs of accounts receivable have not been material. The Company’s customers operate in many industry segments and are headquartered primarily in the Unites States of America.

  (h)  Stock Option Plan

      The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options and to adopt the “disclosure only” alternative treatment under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). SFAS 123 requires the use of fair value option valuation models that were not developed for use in valuing employee stock options. Under SFAS No. 123, deferred compensation is recorded for the excess of the fair value of the stock, on the date of the option grant, over the exercise price of the option. The deferred compensation is amortized over the vesting period of the option.

  (i)  Research and Development Costs

      Research and development expenditures are charged to operations as incurred. Expenditures for the years ended December 31, 1997, 1998 and 1999 were $2,230, $229,085 and $48,804, respectively.

  (j)  Advertising Costs

      Advertising costs are expensed as incurred. Advertising expense was $132,208, $399,884 and $1,172,259 for the years ended December 31, 1997, 1998 and 1999, respectively.

  (k)  Income Taxes

      On August 24, 1998, the Company terminated its election to be taxed as a subchapter S corporation for Federal and State of Arizona income tax reporting purposes and began utilizing the method of accounting for income taxes prescribed by Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS No. 109). Pursuant to SFAS No. 109, deferred tax assets and liabilities are recognized for

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 1998 and 1999

future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled.

      From January 1, 1996 through August 23, 1998, the Company, with the consent of its stockholder, had elected to be taxed as a subchapter S corporation for Federal and State of Arizona income tax reporting purposes. All income or loss “flows through” to the individual stockholder who is to report the income or loss on his individual income tax return. Accordingly, no provision or liability for Federal or State of Arizona corporate income taxes is reflected for this period in these consolidated financial statements.

      The unaudited pro forma consolidated statement of operations data for the year ended December 31, 1997 is based upon the historical consolidated statements of operations and give effect to the pro forma income taxes as if the Company were a C corporation for the entire duration of both periods assuming an effective tax rate of 40%. The unaudited pro forma consolidated statement of operations data for the year ended December 31, 1998 does not provide a pro forma income tax benefit. Based upon past performance and the inability to predict future taxable income with any degree of certainty, management believes that it is more likely that a benefit would not be realized.

  (l)  Segment Reporting

      The Company has only one operating business segment, providing internet professional services.

  (m)  Fair Value of Financial Instruments

      The fair value of accounts receivable, accounts payable and accrued expenses approximates the carrying value due to the short-term nature of these instruments. Management has estimated that the fair values of the line of credit and long-term debt approximate the current balances outstanding, based on currently available rates for debt with similar terms.

(3)  Accounts Receivable

      Accounts receivable consist of the following (amounts in thousands):

	December 31,

	1998	1999

Trade accounts receivable	$1,508	4,695

Less allowance for doubtful accounts	(115)	(713)

	$1,393	3,982

(4)  Unbilled and Deferred Revenues on Contracts

      Unbilled revenues on contracts are comprised of costs, plus earnings on certain contracts, based on the percentage-of-completion method, in excess of contractual billings on such contracts. These amounts are billed after year-end and are expected to be collected within 90 days. Billings in excess of costs plus earnings are classified as deferred revenues.

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 1998 and 1999

      Information with respect to contracts in progress at December 31, 1998 and 1999, follows (amounts in thousands):

	Years Ended
	December 31,

	1998	1999

Costs incurred on uncompleted contracts and estimated fees	$2,633	9,537

Less: Billings on uncompleted contracts	2,066	9,248

	$567	289

Classified on the balance sheet as follows:

Unbilled revenues on contracts	$595	685

Deferred revenues on contracts	28	396

	$567	289

(5)  Property and Equipment

      A summary of property and equipment at December 31, 1998 and 1999, follows (amounts in thousands):

	December 31,

	1998	1999

Computer equipment	$255	1,419

Computer and telephone equipment under capital leases	1,132	2,671

Furniture and fixtures	107	1,010

Office equipment	50	182

Leasehold improvements	5	475

	1,549	5,757

Less accumulated depreciation and amortization	685	1,434

Property and equipment, net	$864	4,323

(6)  Lines of Credit

      On December 18, 1997, the Company entered into a $750,000 line of credit with a bank, which was subject to renewal on December 31, 1999. The interest rate on amounts borrowed under this line of credit was prime (7.75% as of December 31, 1998) plus 0.5% payable monthly. The line was secured by accounts receivable, inventory, equipment, furniture and intellectual property. At December 31, 1998, $750,000 was outstanding under this line of credit.

      On December 28, 1998, the Company entered into a $250,000 line of credit with a bank, which matured on March 31, 1999. The interest rate on amounts borrowed under this line of credit was prime (7.75% as of December 31, 1998) plus 4.0% payable monthly. The line was secured by accounts receivable, inventory, equipment, furniture and intellectual property. At December 31, 1998, $250,000 was outstanding under this line of credit.

      Effective April 30, 1999, the Company amended the two previously described lines of credit. The amended facility increased the line of credit available to $2,000,000. This line of credit is subject to renewal on April 30, 2000. The interest rate on the amounts borrowed under the line of credit is prime (8.5% as of December 31, 1999) plus 1% payable monthly. The line is secured by accounts receivable, inventory,

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 1998 and 1999

equipment, furniture and intellectual property. At December 31, 1999, $1,015,000 was outstanding under this line of credit. As of December 31, 1999, the Company violated certain restricted covenants pertaining to the line of credit agreement which violations were waived by the lender.

(7)  Long-Term Debt

      A summary of long-term debt as of December 31, 1998 and 1999, follows (amounts in thousands):

	December 31,

	1998	1999

Note payable, interest at prime (7.75% as of December 31, 1998) plus 1% due in monthly installments of $16,049 through November 30, 2002, paid in full in 1999	$626	—

Notes payable, interest at prime (8.5% as of December 31, 1999) plus 1% due in monthly installments through June 30, 2004, secured by accounts receivable, inventory, equipment, furniture and intellectual property. In December 1999, this term loan was amended to increase the amount available to $2,100,000	—	885

Total long-term debt	626	885

Less current installments of long-term debt	137	222

Long-term debt, excluding current installments	$489	663

      The future maturities of long-term debt after December 31, 1999 are as follows (amounts in thousands):

Years ending:

2000	$222

2001	231

2002	231

2003	197

2004	4

$885

(8)  Capital Lease Obligations

      The Company is obligated under various capital leases primarily for computer and telephone equipment that expire at various dates through 2002. These leases meet the various criteria of capital leases and are, therefore, classified as capital lease obligations.

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 1998 and 1999

      Capital lease obligations reflect the present value of future rental payments, discounted at the interest rate implicit in each of the leases. A schedule of the future minimum lease payments required under the capital leases after December 31, 1999 (amounts in thousands) follows:

2000	$951

2001	941

2002	321

Total minimum capital lease payments	2,213

Less amount representing interest (11.2% to 33.6%)	272

Capital lease obligations	1,941

Less current installments of capital lease obligations	779

Capital lease obligations, less current installments	$1,162

      The leased furniture and equipment has been included in property and equipment at a total cost of $1,132,330 and $2,671,300 at December 31, 1998 and 1999, respectively. Accumulated depreciation related to this furniture and equipment was $429,985 and $914,855 at December 31, 1998 and 1999, respectively.

(9)  Operating Lease Commitments

      The Company has entered into various non-cancelable operating lease agreements for office space, automobiles, and office equipment. The terms of these agreements range from 3 to 6 years and all of the leases require monthly payments. The Company is generally responsible for all executory costs including maintenance, insurance, utilities and taxes. Total rent expense was $207,490 and $447,445, and $748,450 for the years ended December 31, 1997, 1998 and 1999, respectively.

      A summary of the future minimum lease payments under operating leases after December 31, 1999 follows (amounts in thousands):

2000	$2,239

2001	4,340

2002	4,413

2003	3,493

2004	2,988

Thereafter	12,142

$29,615

      It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future rent expense will be greater than rent expense shown for 2000.

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 1998 and 1999

(10)  Income Taxes

      The provision for income taxes is as follows (amounts in thousands):

	December 31,

	1998	1999

Current expense:

Federal	$—	—

State	—	—

Deferred expense (benefit):

Federal	14	(18)

State	4	—

	18	(18)

Total income taxes	$18	(18)

      The provision for income taxes differs from the amount computed by applying the statutory federal corporate income tax rate of 34% to income before income taxes. The sources and tax effects of the differences are as follows (amounts in thousands):

	December 31,

	1998	1999

Computed expected income tax expense (benefit)	$(412)	(478)

Nondeductible permanent differences	8	23

State income taxes, net of federal benefit	(3)	(132)

Nontaxable S corporation loss	422	—

Difference in rates due to conversion from S corporation to C corporation status	—	(94)

Change in valuation allowance	—	664

Other	3	(1)

	$18	(18)

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 1998 and 1999

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (amounts in thousands):

	December 31,

	1998	1999

Deferred tax assets:

Bad debts	$22	295

Debt issuance costs	—	10

Prepaid expenses and other current assets	29	—

Accrued vacation	30	70

Controlled foreign corporation income	—	24

Net operating loss carryforward	74	468

Gross deferred tax assets	155	867

Less valuation allowance	—	664

	155	203

Deferred tax liabilities:

Property, plant and equipment, principally due to differences in depreciation	(25)	(85)

Prepaid expenses	—	(93)

Other deferred liabilities	(148)	(25)

Gross deferred tax liability	(173)	(203)

Net deferred tax liability	$(18)	—

      The valuation allowance for deferred tax assets as of December 31, 1998 and 1999 was $0 and $664, respectively. The net change in the total valuation allowance for the years ended December 31, 1998 and 1999 was an increase of $0 and $664, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporarily differences become deductible. In addition, due to the frequency of equity transactions within the Company, it is possible that the use of the net operating loss carryforward may be limited in accordance with Section 382 of the Internal Revenue Code. A determination as to this limitation will be made at a future date as the net operating losses are utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical losses and projections for future taxable income/losses over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences.

(11)  Retirement Plan

      The Company established a qualified 401(k) salary deferral plan (defined contribution plan) in July 1996. The plan covers substantially all full-time employees who have completed ninety days of service. Subject to limits imposed by Internal Revenue Service regulations and other options retained by the Company affecting participant contributions, participants may voluntarily contribute between 2% and 15% of their annual wages not to exceed limits established by the Tax Reform Act of 1986. The Company is required to match 25% of the first 4% of participants’ contributions. Participants are immediately vested in the amount of their contributions. Participants vest over a six-year period with respect to employer contributions. The Company’s

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 1998 and 1999

401(k) salary deferral plan expense was $13,741, $29,678 and $72,976 for the years ended December 31, 1997, 1998, and 1999, respectively.

(12)  Convertible Preferred Stock

      Series A 10% Convertible Preferred Stock (“Series A Stock”) is $.001 par value and has a liquidation value of $1.80 per share, the price paid for the stock. The holder of Series A Stock is entitled to an annual cumulative dividend of 10% of the liquidation value. Cumulative dividends at December 31, 1999 total $214,521. The Series A Stock is convertible into common stock at the option of the holder at a conversion price of $1.80 per share (currently a one-for-one basis). The Company may require conversion of the Series A Stock into common stock upon effecting an underwritten Initial Public Offering, as defined. The Series A Stock is mandatorily redeemable by the holder in the event that an Initial Public Offering has not occurred prior to the fifth anniversary date of the first issuance of Series A Stock. The holder of the Series A Stock is entitled to one vote for each share of common stock into which it may convert. On April 15, 1999, the Company received approximately $2,882,000, net of issuance costs of $118,000, from the sale of 1,666,666 shares of Series A Stock. The agreement also provides for the holder of the Series A Stock to invest, at its option, an additional $2,000,000 by purchasing Series B Stock.

      Series B 10% Convertible Preferred Stock (“Series B Stock”) is $.001 par value and has a liquidation value of $2.66 per share. The Series B Stock is entitled to an annual cumulative dividend of 10% on the liquidation value. Cumulative dividends at December 31, 1999 total $31,233. Each share of Series B Stock is generally convertible into common stock at a conversion price of $2.66 per share (currently a one-for-one basis). In November 1999, the Series A holder exercised its option to purchase Series B Stock and the Company received $2,000,000 from the sale of 751,879 shares of Series B Stock. The other terms and redemption feature of the Series B Stock are substantially the same as the Series A Stock.

(13)  Common Stock

      On September 1, 1997, the Company amended its articles of incorporation to increase its authorized shares from 1,000,000 to 50,000,000 and enacted a stock split such that 3,000 issued and outstanding shares of common stock were subdivided and changed into 10,000,000 issued and outstanding shares of common stock. All disclosures of shares of common stock have been changed in the accompanying consolidated financial statements to reflect this amendment. During January 2000, the Company was reincorporated in the State of Delaware (note 19).

      During 1999, the Company issued 10,800 shares of common stock valued at $2.00 a share to a consultant as compensation for services which was charged to operations.

      During 1998 and 1999, the Company sold shares of common stock through a private placement. As of December 31, 1998, 523,500 shares had been sold at a price of $2.00 per share for cash proceeds of $977,131, net of expenses. During the year ended December 31, 1999, 373,750 shares have been sold at a price of $2.00 per share for cash proceeds of $711,029, net of expenses.

(14)  Incentive Stock Option Plan and Warrants

      The Company adopted an Incentive Stock Option Plan in January 1997 (the “Plan”) pursuant to the Internal Revenue Code. Common stock reserved for grants to key employees of the Company under the Plan total 2,000,000 shares at December 31, 1998 and 4,500,000 shares at December 31, 1999. Options become exercisable over varying periods up to five years and expire at the earlier of termination of employment or ten years after the date of grant. The options under the Plan have been granted at the fair market value of the

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 1998 and 1999

Company’s stock at the date of grant as determined by the Company’s Board of Directors. Per the Plan, options may be granted within a period of ten years from the adoption date of the Plan.

      At December 31, 1998, there were 957,000 shares available for grant under the Plan. As of December 31, 1999, there were 2,214,957 shares available for grant under the Plan. The per share weighted average fair value of stock options granted under the Plan for the periods ended December 31, 1998 and 1999, was $.33 and $.43, respectively, based on the date of grant using the minimum value method with the following weighted average assumptions:

	December 31,

	1998	1999

Expected life (years)	3.75	3.60%

Risk-free interest rate	5.00%	5.00%

Dividend yield	0.00%	0.00%

	Options Outstanding

		Weighted
		Average
	Shares	Exercise Price

Outstanding, December 31, 1996	—	$—

Granted	740,000	1.01

Outstanding, December 31, 1997	740,000	1.01

Granted	440,500	2.00

Exercised	(500)	.50

Canceled	(137,000)	1.13

Outstanding, December 31, 1998	1,043,000	1.42

Granted	1,401,543	2.67

Exercised	(4,475)	1.08

Canceled	(155,025)	2.09

Outstanding, December 31, 1999	2,285,043	$2.15

      The following table summarizes information about the stock options outstanding at December 31, 1999:

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Options	Contractual	Exercise	Options	Exercise
Range of Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$0.50	377,500	7.36	$0.50	94,375	$0.50

$2.00	1,336,500	8.74	$2.00	180,975	$2.00

$3.20	345,760	9.73	$3.20	5,260	$3.20

$4.20	225,283	9.92	$4.20	1,033	$4.20

$0.50-$4.20	2,285,043	8.78	$2.15	281,643	$1.53

      The Company applies APB Opinion No. 25 in accounting for its plan and, accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 1998 and 1999

SFAS No. 123, the Company’s net earnings (loss) would have been reduced (increased) to the pro forma amounts indicated below:

	Years Ended December 31,

	1997	1998	1999

Net income (loss)

As reported	$51	$(1,213)	$(1,389)

Pro forma	40	(1,264)	(1,470)

      During December 1997, the Company issued 100,000 warrants to purchase shares of common stock in connection with long-term debt executed with a bank. The warrants are exercisable at $2.00 per share and expire December 18, 2007. The value assigned to the warrants (using the minimum value method) totaling $50,548 is charged to interest expense over the term of the related debt.

      During April 1999, the Company issued 17,000 warrants to purchase shares of common stock in connection with a private placement memorandum. The warrants are exercisable at $2.00 per share and expire April 13, 2004. The value assigned to the warrants (using the minimum value method) totaling $3,161 is netted with proceeds from the private placement.

(15)  Net Earnings (Loss) Per Share

      The following table sets forth the computation of basic and diluted net earnings (loss) per share (in thousands, except per share amounts):

	Years Ended December 31,

	1997	1998	1999

Net earnings (loss)	$51	(1,213)	(1,389)

Preferred stock dividends	—	—	(246)

Net earnings (loss) attributable to common stockholders	51	(1,213)	(1,635)

Effect of dilutive securities:

Preferred stock dividend	—	—	246

Net earnings (loss) attributable to common stockholders after assumed conversion	$51	(1,213)	(1,389)

Weighted average outstanding common shares	10,000	10,273	10,828

Effect of dilutive securities:

Stock options and warrants	145	283	656

Convertible preferred stock	—	—	1,743

Antidilutive effect of securities	—	(283)	(2,399)

Weighted average and common equivalent shares outstanding	$10,145	10,273	10,828

Earnings (loss) per share:

Basic	$.01	(.12)	(.15)

Diluted	$.01	(.12)	(.15)

(16)  Significant Customers

      Two customers accounted for 24% and 16% of total revenue for the year ended December 31, 1997. Three customers accounted for 16%, 14% and 12% of total revenue for the year ended December 31, 1998.

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 1998 and 1999

One customer accounted for 35% of total revenue for the year ended December 31, 1999. Three customers accounted for 19%, 18% and 12% of the total accounts receivable balance at December 31, 1997. One customer accounted for 20% of the total accounts receivable balance at December 31, 1998. One customer accounted for 27% of the total accounts receivable balance at December 31, 1999.

(17)  Contingencies

      The Company is involved in litigation and claims arising in the normal course of operations. In the opinion of management, based on consultation with legal counsel, losses, if any, from this litigation are immaterial; therefore, no provision has been made in the accompanying consolidated financial statements for losses, if any, that might result from the ultimate outcome of these matters.

(18)  Year 2000 Issue

      Many currently installed computer systems and software products were coded to accept only two-digit year entries in the date code field. Consequently, subsequent to December 31, 1999, many of these systems became subject to failure or malfunction. Although we are not aware of any material Year 2000 issues at this time, Year 2000 issues may occur or be made known to us in the future. Year 2000 issues may possibly affect software solutions developed by us or third-party software incorporated into our solutions. However, there can be no assurance that the Company will be able to completely resolve all Year 2000 issues or that the ultimate cost to identify and implement solutions to all Year 2000 issues will not be material to the Company.

(19)  Subsequent Events

      In January 2000, IIS reincorporated into the State of Delaware. The number of authorized shares of the new corporation is 100,000,000 shares of common stock, par value $.001 per share, and 15,000,000 shares of preferred stock, par value $.001.

      In January 2000, the Company received approximately $19,411,000, net of issuance costs of $789,000, from the sale of 2,119,625 shares of Series C Convertible Preferred Stock. The terms and redemption features of the Series C Preferred Stock operate in substantially the same manner as the Series A and Series B stock (note 12), except that the conversion and liquidation price of the Series C Preferred Stock is $9.53 per share, the same as the purchase price per share for the shares of Series C Preferred Stock.

(20)  Supplemental Financial Information

      A summary of additions and deductions related to the allowance for doubtful accounts for the years ended December 31, 1997, 1998 and 1999 follows (in thousands):

	Balances at	Charged to
	beginning	costs and		Balance at
	of year	expenses	Deductions	end of year

Allowance for doubtful accounts:

1997	$10	41	1	50

1998	50	78	13	115

1999	115	766	168	713

INTEGRATED INFORMATION SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 1998 and 1999

(21) Quarterly Financial Data (Unaudited)

A summary of the quarterly data for the years ended December 31, 1998 and 1999 follows (in thousands, except per share amounts):

	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter

	(In thousands)

Year ended December 31, 1998:

Total revenues	$1,149	$1,999	$2,165	$2,303

Gross margin	$316	$1,102	$1,029	$912

Operating expenses	$844	$993	$1,286	$1,220

Operating income	$(528)	$109	$(257)	$(308)

Net earnings (loss)	$(574)	$67	$(316)	$(390)

Earnings (loss) per share:

Basic	$(.06)	$.01	$(.03)	$(.04)

Diluted	$(.06)	$.01	$(.03)	$(.04)
Year ended December 31, 1999

Total revenues	$3,253	$5,050	$6,395	6,507

Gross margin	$1,605	$2,800	$3,046	2,407

Operating expenses	$1,267	$1,886	$2,931	4,944

Operating income (loss)	$338	$914	$115	(2,537)

Net earnings (loss)	$180	$559	$33	(2,161)

Earnings (loss) per share:

Basic	$.02	$.05	$—	(.22)

Diluted	$.02	$.04	$—	(.22)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

      This table sets forth the estimated expenses in connection with the distribution of the securities being registered hereunder, other than underwriting discounts and commissions:

Securities and Exchange Commission Registration Fee	$18,216

NASD filing fee	5,000

Nasdaq National Market Listing fee	90,000

*Blue Sky fees and expenses	10,000

*Printing, engraving and mailing expenses	250,000

*Legal fees and expenses	300,000

*Accounting fees and expenses	200,000

*Transfer agent and registrar’s fees	15,000

*Miscellaneous expenses	111,784

Total	$1,000,000

*	Estimated

Item 14.  Indemnification of Directors and Officers.

      Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, our certificate of incorporation provides that we will, to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”) against expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, we shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding or part thereof was authorized by our board of directors.

      The right to indemnification set forth above includes the right for us to pay the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to us of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the Indemnitee’s heirs, executors and administrators. We will also enter into contractual indemnity arrangements with our directors and executive officers upon the closing of the offering.

      The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      We have agreed to indemnify the underwriters and their controlling persons, and the underwriters have agreed to indemnify us and our controlling persons, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of the exhibits hereto.

      See Item 17 for information regarding our undertaking to submit to adjudication the issue of indemnification for violation of the securities laws.

Item 15.  Recent Sales of Unregistered Securities.

1.	Stock Options. From May 9, 1997 through December 9, 1999, we granted options to purchase an aggregate of 2,330,750 shares of our common stock to 362 employees pursuant to our 1997 Long Term Incentive Plan in reliance on Rule 701 promulgated under the Securities Act and under Section 4(2) of the Securities Act.

2.	Warrant. In connection with our credit facilities agreement with Imperial Bank, on December 18, 1997 we issued the bank a warrant to purchase 100,000 shares of our common stock at $2.00 per share. This issuance was made in reliance on Section 4(2) of the Securities Act.

3.	Common Stock. Between March 1998 and April 1999, we issued and sold a total of 897,250 shares of our common stock for $1,794,500 in a private placement to accredited investors in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

4.	Warrant. On April 14, 1999, we issued a warrant to purchase 17,000 shares of our common stock at $2.00 per share to Mr. Patrick Roberts, a registered representative employed by Herzog Heine Geduld, who assisted in the placement of our common stock. This issuance was made in reliance on Section 4(2) of the Securities Act.

5.	Series A Preferred Stock. On April 12, 1999, we issued and sold 1,666,666 shares of our Series A preferred stock for $2,999,999 in a private placement to a related group of three institutional accredited investors in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

6.	Series B Preferred Stock. Pursuant to an option to purchase Series B preferred stock granted in connection with the sale of the Series A preferred stock, on November 4, 1999, we issued and sold 751,879 shares of our Series B preferred stock for $1,999,998 in a private placement to a related group of three institutional accredited investors in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

7.	Series C Preferred Stock. On January 14, 2000, we issued and sold 2,119,625 shares of our Series C preferred stock for $20,199,999 in a private placement to eight related groups of institutional and other accredited investors in reliance on the exemption provided by Section 4(2) and/ or Rule 506 of Regulation D under the Securities Act.

8.	Reincorporation. On January 7, 2000, we reincorporated from Arizona to Delaware by way of a merger with and into a newly-formed, wholly-owned Delaware subsidiary corporation. In the merger, each share of issued and outstanding common stock of the Arizona corporation was exchanged for one share of common stock of the new Delaware corporation, and each option to purchase shares of common stock of the Arizona corporation entitled the holder to purchase a like number of shares of common stock of the Delaware corporation on the same terms. Exemption from registration for this transaction was claimed pursuant to Rule 145 under the Securities Act for transactions the sole purpose of which is to change the issuer’s domicile within the United States.

      The sales of the above-described shares of common stock and preferred stock were deemed to be exempt from registration under Section 4(2) under the Securities Act as transactions by an issuer not involving a public offering. The recipients of such securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the certificates representing such securities issued in such transactions. All recipients had access to information about us.

Item 16.  Exhibits and Financial Statement Schedules.

(a)  Exhibits:

Exhibit
No.	Description

1	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation currently in effect*
3.2	Amended and Restated Certificate of Incorporation to be in effect after the effective date of the registration statement*
3.3	Amended and Restated By-Laws currently in effect*
3.4	Amended and Restated By-Laws to be in effect after the effective date of the registration statement*
4.1	Warrant granted to Imperial Bank dated December 18, 1997*
4.2	Warrant dated April 14, 1999*
4.3	Amended and Restated Registration Agreement dated January 13, 2000*
5	Opinion of Snell & Wilmer L.L.P.**
10.1	Integrated Information Systems, Inc. 1997 Long Term Incentive Plan, as amended*
10.2	Amended and Restated Integrated Information Systems, Inc. 2000 Employee Stock Purchase Plan
10.3	Employment Agreement between the registrant and James G. Garvey, Jr.*
10.4	Employment Agreement between the registrant and David Wirthlin*
10.5	Employment Agreement between the registrant and Sandra Bates*
10.6	Employment Agreement between the registrant and Jeffrey Frankel*
10.7	Master Agreement for Consulting Services between the registrant and American Express Travel Related Services Company dated April 30, 1997*
10.8(a)	Credit Facilities Agreement between the registrant and Imperial Bank amended and restated as of April 30, 1999*
10.8(b)	Restated Facility Promissory Note dated April 30, 1999*
10.8(c)	Restated Security Agreement dated April 30, 1999*
10.8(d)	Restated Security Agreement and Mortgage for Trademarks and Copyrights dated April 30, 1999*
10.8(e)	First Modification of Credit Facilities Agreement between the registrant and Imperial Bank dated as of June 30, 1999*

Exhibit
No.	Description

10.8(f)	Term Loan Note dated June 30, 1999*
10.8(g)	Second Modification of Credit Facilities Agreement between the registrant and Imperial Bank dated as of December 20, 1999*
10.9	Lease Agreement between the registrant and AmberJack Ltd. dated December 8, 1998*
10.10	Lease Agreement between the registrant and AmberJack Ltd. dated September 7, 1999*
10.11	Lease Agreement between the registrant and AmberJack Ltd. dated September 7, 1999*
10.12	Assignment and Assumption of Lease Agreement between the registrant and Universal Pensions, Inc. dated September 8, 1999*
10.13	Lease Agreement between the registrant and Amberjack Ltd. dated April 25, 1997*
10.14	Sublease Agreement between the registrant and Bank of America, FSB d/b/a BankAmerica Housing Services, dated May 10, 1998*
10.15	Lease Agreement between the registrant and Information Technology Park Limited dated August 2, 1999*
10.16	Lease Agreement between the registrant and 3930 Building Partnership dated November 30, 1999*
10.17	Equipment Acquisition Agreement between the registrant and BancBoston Leasing Inc. dated June 1, 1998*
10.18	Master Lease Finance Agreement between the registrant and BancBoston Leasing Inc. dated February 20, 1998*
10.19	Master Lease Finance Agreement between the registrant and Imperial Bank dated April 8, 1999*
10.20	Form of Indemnity Agreement between the registrant and its directors and executive officers*
10.21	Lease Agreement between the registrant and MCW Brickyard Commercial, LLC dated October 5, 1999*
10.22	Master Consulting Services Agreement between the registrant and realink.com, Corporation dated September 14, 1999*
10.23	Lease Agreement between the registrant and Riggs & Co. dated February 8, 2000
23.1	Consent of KPMG LLP
23.2	Consent of Snell & Wilmer L.L.P. (included in the opinion filed as Exhibit 5)
24	Powers of Attorney*
27.1	Financial Data Schedule for the year ended December 31, 1997*
27.2	Financial Data Schedule for the year ended December 31, 1998*
27.3	Financial Data Schedule for the year ended December 31, 1999**
99.1	Consent of American Express**
99.2	Consent of CSK, Auto, Inc.**
99.3	Consent of AII Outdoors, Inc.**

*	Previously filed with the Commission on January 18, 2000 as an exhibit to the Registrant’s Registration Statement on Form S-1.

**	Previously filed with the Commission on February 23, 2000 as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1.

(b) Financial Statement Schedules:

      None.

Item 17.  Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers and controlling persons under the provisions of our certificate of incorporation, bylaws or laws of the State of Delaware or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      We undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Under the requirements of the Securities Act of 1933, Integrated Information Systems, Inc. has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe, State of Arizona, on this 14th day of March, 2000.

INTEGRATED INFORMATION SYSTEMS, INC.

By:	/s/ JAMES G. GARVEY, JR.

Name: James G. Garvey, Jr.
Title: President, Chief Executive
Officer, and Chairman

      Under the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ JAMES G. GARVEY, JR. James G. Garvey, Jr.	Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer)	March 14, 2000

/s/ DAVID WIRTHLIN David Wirthlin	Director, Chief Financial Officer, and Treasurer (Principal Financing and Accounting Officer)	March 14, 2000

/s/ * Alan Hald	Director	March 14, 2000

/s/ * Daniel Foreman	Director	March 14, 2000

/s/ * Stephen Lindstrom	Director	March 14, 2000

/s/ * Daniel Roche	Director	March 14, 2000

/s/ * Keith Walz	Director	March 14, 2000

*By: /s/ DAVID WIRTHLIN Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.	Description

1	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation currently in effect*
3.2	Amended and Restated Certificate of Incorporation to be in effect after the effective date of the registration statement*
3.3	Amended and Restated By-Laws currently in effect*
3.4	Amended and Restated By-Laws to be in effect after the effective date of the registration statement
4.1	Warrant granted to Imperial Bank dated December 18, 1997*
4.2	Warrant dated April 14, 1999*
4.3	Amended and Restated Registration Agreement dated January 13, 2000*
5	Opinion of Snell & Wilmer L.L.P.**
10.1	Integrated Information Systems, Inc. 1997 Long Term Incentive Plan, as amended*
10.2	Amended and Restated Integrated Information Systems, Inc. 2000 Employee Stock Purchase Plan
10.3	Employment Agreement between the registrant and James G. Garvey, Jr.*
10.4	Employment Agreement between the registrant and David Wirthlin*
10.5	Employment Agreement between the registrant and Sandra Bates*
10.6	Employment Agreement between the registrant and Jeffrey Frankel*
10.7	Master Agreement for Consulting Services between the registrant and American Express Travel Related Services Company dated April 30, 1997*
10.8(a)	Credit Facilities Agreement between the registrant and Imperial Bank amended and restated as of April 30, 1999*
10.8(b)	Restated Facility Promissory Note dated April 30, 1999*
10.8(c)	Restated Security Agreement dated April 30, 1999*
10.8(d)	Restated Security Agreement and Mortgage for Trademarks and Copyrights dated April 30, 1999*
10.8(e)	First Modification of Credit Facilities Agreement between the registrant and Imperial Bank dated as of June 30, 1999*
10.8(f)	Term Loan Note dated June 30, 1999*
10.8(g)	Second Modification of Credit Facilities Agreement between the registrant and Imperial Bank dated as of December 20, 1999*
10.9	Lease Agreement between the registrant and AmberJack Ltd. dated December 8, 1998*
10.10	Lease Agreement between the registrant and AmberJack Ltd. dated September 7, 1999*
10.11	Lease Agreement between the registrant and AmberJack Ltd. dated September 7, 1999*
10.12	Assignment and Assumption of Lease Agreement between the registrant and Universal Pensions, Inc. dated September 8, 1999*
10.13	Lease Agreement between the registrant and Amberjack Ltd. dated April 25, 1997*
10.14	Sublease Agreement between the registrant and Bank of America, FSB d/b/a BankAmerica Housing Services, dated May 10, 1998*
10.15	Lease Agreement between IIS and Information Technology Park Limited dated August 2, 1999*
10.16	Lease Agreement between the registrant and 3930 Building Partnership dated November 30, 1999*

Exhibit
No.	Description

10.17	Equipment Acquisition Agreement between the registrant and BancBoston Leasing Inc. dated June 1, 1998*
10.18	Master Lease Finance Agreement between the registrant and BancBoston Leasing Inc. dated February 20, 1998*
10.19	Master Lease Finance Agreement between the registrant and Imperial Bank dated April 8, 1999*
10.20	Form of Indemnity Agreement between the registrant and its directors and executive officers*
10.21	Lease Agreement between the registrant and MCW Brickyard Commercial, LLC dated October 5, 1999*
10.22	Master Consulting Services Agreement between the registrant and realink.com, Corporation dated September 14, 1999*
10.23	Lease Agreement between the registrant and Riggs & Co. dated February 8, 2000
23.1	Consent of KPMG LLP
23.2	Consent of Snell & Wilmer L.L.P. (included in the opinion filed as Exhibit 5)
24	Powers of Attorney*
27.1	Financial Data Schedule for the year ended December 31, 1997*
27.2	Financial Data Schedule for the year ended December 31, 1998*
27.3	Financial Data Schedule for the year ended December 31, 1999**
99.1	Consent of American Express**
99.2	Consent of CSK Auto, Inc.**
99.3	Consent of All Outdoors, Inc.**

*	Previously filed with the Commission on January 18, 2000 as an exhibit to the Registrants’ Registration Statement on Form S-1.

**	Previously filed with the Commission on February 23, 2000 as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1.